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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                 (AMENDED AND RESTATED AT JANUARY 6, 1998)

                               ----------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
                           TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               SAFETY-KLEEN CORP.
                           (NAME OF SUBJECT COMPANY)

                               SAFETY-KLEEN CORP.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   786484105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DONALD W. BRINCKMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               ONE BRINCKMAN WAY
                           ELGIN, ILLINOIS 60123-7857
                                 (847) 697-8460

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:
                             DENNIS N. NEWMAN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                  SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"). The address of the principal executive offices of Safety-Kleen is One Brinckman Way, Elgin, Illinois 60123. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Safety-Kleen, including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 9, 1988, as amended (the "Rights Agreement"), between Safety-Kleen and The First National Bank of Chicago, as Rights Agent. References herein to the "Shares" means shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the offer (the "LLE Offer") made by LES Acquisition, Inc. (the "Offeror"), a Delaware corporation and wholly-owned subsidiary of Laidlaw Environmental Services, Inc., a Delaware corporation ("LLE"), to exchange $15.00 net in cash (subject to reduction as described below, the "Cash Consideration") and that number of shares of common stock, par value $1.00 per share, of LLE (the "LLE Common Stock") equal to the Exchange Ratio (as defined below) (the "Stock Consideration" and, together with the Cash Consideration, the "LLE Offer Consideration"), for each outstanding Share, upon the terms and subject to the conditions disclosed in Amendment No. 2 to the Registration Statement on Form S-4 filed by LLE with the Securities and Exchange Commission (the "Commission") on December 16, 1997 (the "LLE Registration Statement"). Neither the Offeror nor any of its affiliates are affiliated with Safety-Kleen and the LLE Offer was not solicited by Safety-Kleen.

  According to the LLE Registration Statement, the Cash Consideration to be paid pursuant to the LLE Offer shall be reduced by the quotient of (a) the aggregate amount of (1) any termination fees or expenses paid or reimbursed (or payable or reimbursable) by Safety-Kleen pursuant to the Agreement and Plan of Merger, dated as of November 20, 1997 (the "Philip Merger Agreement"), by and among SK Parent Corp. ("SK Parent"), SK Acquisition Corp. ("SK Acquisition") and Safety-Kleen and (2) any incremental costs, including the cost of new severance arrangements and other expenses Safety-Kleen may incur in connection with the Philip Merger Agreement divided by (b) the number of outstanding Shares (on a fully diluted basis) as of the expiration date of the LLE Offer. LLE had estimated in soliciting materials filed with the Commission that the portion of the deductions from the Cash Consideration for such termination fees and expenses and such severance agreements is up to $2.14 per Share. On January 5, 1998, LLE publicly announced that in the interests of clarity, it has adjusted the LLE Offer to limit the deductions from the cash portion of such offer to up to $75 million of termination fees or expenses pursuant to the Merger Agreement, which LLE has estimated could amount to $1.17 per Share.

  According to the LLE Registration Statement, the "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $15.00 by the weighted average trading prices for LLE Common Stock (as reported on the New York Stock Exchange Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the expiration date of the LLE Offer, provided, that the Exchange Ratio shall not be less than 2.80 nor greater than 3.50.

  According to the LLE Registration Statement: (i) the purpose of the LLE Offer is for LLE to obtain control of, and ultimately the entire equity interest in, Safety-Kleen; (ii) LLE presently intends, as soon as practicable after consummation of the LLE Offer, to propose and seek to have Safety-Kleen effect a merger of the Offeror with and into Safety-Kleen; and (iii) the consideration per Share in such merger would be identical to the LLE Offer Consideration.

  Shareholders should be aware that if Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes (which Safety-Kleen believes it is, although the matter is not free from doubt), then unless LLE acquires beneficial ownership of at least 90% of the outstanding Shares, the subsequent merger of the Offeror into Safety-Kleen would have to be approved by both (a) the holders of at least 80% of the outstanding Shares and (b) the holders of 66 2/3% of the outstanding Shares not held by LLE or its affiliates, unless certain fair price standards are satisfied. Accordingly, if Safety-Kleen is a "resident domestic corporation" (which Safety-Kleen believes it is, although the matter is not free from doubt), there can be no assurance that LLE would obtain the required shareholder approval if the LLE Offer Consideration did not satisfy those fair price standards (see "Item 8. Additional Information To Be Furnished--(c) State Takeover Statutes" below).

  LLE has filed proxy materials with the Commission relating to the solicitation of proxies by LLE and the Offeror for use at a special meeting of shareholders of Safety-Kleen to be held on January 9, 1998 to consider shareholder approval of a proposal to authorize, in accordance with Section
180.1150 of the Wisconsin Statutes, the restoration of full voting power to any and all Shares acquired by LLE and the Offeror (or one or more subsidiaries of LLE). For a description of Section 180.1150 of the Wisconsin Statutes, see "Item 8. Additional Information To Be Furnished--(c) State Takeover Statutes."

  According to the LLE Registration Statement, the address of the principal executive offices of the Offeror and LLE is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

  THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR USE AT ANY MEETING OF SAFETY-KLEEN'S SHAREHOLDERS OR OTHERWISE. ANY SUCH SOLICITATION WHICH SAFETY-KLEEN MAY MAKE WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of Safety-Kleen, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) General. Reference is made to the information contained under the captions "DIRECTORS' COMMITTEES, MEETINGS AND COMPENSATION--Board Compensation," "EXECUTIVE COMPENSATION--Summary Compensation Table," "-- Option/SAR Grants In Last Fiscal Year," "--Pension Plan," "--Employment Contracts And Severance Arrangements," "--Compensation Committee Report or Executive Compensation" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in Safety-Kleen's Proxy Statement, dated March 28, 1997, relating to Safety-Kleen's Annual Meeting of Shareholders. The relevant sections thereof are filed as Exhibit 1 hereto and are incorporated herein by reference. The severance agreements described under "--Employment Contracts and Severance Arrangements" in Exhibit 1 have been replaced by new Change of Control Severance Agreements described below. Reference is also made to the information under the caption "SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" filed herewith as
Exhibit 2 and incorporated herein by reference. Except as described herein or incorporated herein by reference, to the knowledge of Safety-Kleen as of the date hereof, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Safety-Kleen or its affiliates and (i) Safety-Kleen, its executive officers, directors or affiliates or (ii) LLE or the Offeror or their respective executive officers, directors or affiliates.

  The Philip Merger. On November 20, 1997, Safety-Kleen signed the Philip Merger Agreement, providing for the merger (the "Philip Merger") of SK Acquisition with and into Safety-Kleen. SK Parent is a newly-formed company owned equally by Philip Services Corp. ("Philip"), affiliates of Apollo Management, L.P. ("Apollo") and affiliates of Blackstone Management Partners III L.L.C. ("Blackstone").

  In the Philip Merger, each holder of a Share will receive $27.00 cash for that Share. Upon completion of the Philip Merger, Safety-Kleen will be the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of SK Parent. Upon consummation of the Philip Merger, which is a taxable transaction to shareholders, Safety-Kleen shareholders will no longer have an interest in the Surviving Corporation.

  On December 22, 1997, Safety-Kleen announced that a special meeting of shareholders of Safety-Kleen will be held on February 11, 1998 to vote on the Philip Merger.

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

  The Philip Merger is subject to certain conditions, including the approval of Safety-Kleen's shareholders at a special meeting to be held as soon as practicable, the expiration of antitrust regulatory waiting periods and the funding of financing arrangements.

  The Philip Merger Agreement includes provisions prohibiting Safety-Kleen from actively soliciting another purchaser, and provides for the payment of certain fees and the reimbursement of certain expenses to SK Parent in the event of a termination of the Philip Merger Agreement under certain circumstances.

  The foregoing description of the Philip Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Philip Merger Agreement filed as Exhibit 3 hereto and incorporated herein by reference.

  (b)(2) Certain Executive Compensation and Other Employee-Related Matters in Connection with a Change of Control of Safety-Kleen. The consummation of either the Philip Merger or the LLE Offer will affect the compensation and benefits to the directors and executive officers of Safety-Kleen as follows:

  Vesting of Stock Options. All of the outstanding stock options to purchase Shares granted by Safety-Kleen (including stock options related to limited stock appreciation rights) immediately vest and become exercisable upon a "change of control", which would occur upon consummation of either the Philip Merger or the LLE Offer. In addition, within three days of a "change of control" of Safety-Kleen, holders of options related to limited stock appreciation rights may receive for each Share subject to such option, an amount in cash equal to the excess, if any, of the change of control value (generally, the highest price at which the Shares trade in the 180 days prior to such change of control) over the per Share exercise price of such option, reduced by the amount of withholding or other taxes required by law to be withheld. As of December 30, 1997, directors and executive officers held in the aggregate options to purchase 2,375,614 Shares (including 2,180,614 options related to limited stock appreciation rights).

  Change of Control Severance Agreements. In August, 1997, Safety-Kleen entered into Change of Control Severance Agreements with its 14 executive officers and five other employees of Safety-Kleen who are not executive officers. The Board of Directors of Safety-Kleen approved the Change of Control Severance Agreements in order to close the gap between the prior change of control agreements adopted by Safety-Kleen in 1990 and current competitive practices for change of control agreements. Each Change of Control Severance Agreement provides for, among other things: (a) a three-year employment period, beginning on the date of a Change of Control (as defined in such agreements; a Change of Control would occur upon consummation of either the Philip Merger or the LLE Offer) at a guaranteed annual base salary equal to at least 12 times the highest base monthly salary payable during the 12-month period immediately preceding the Change of Control, with increases consistent with increases in base salary awarded to other peer executives of Safety-Kleen; (b) a guaranteed bonus for each bonus plan performance period (under each bonus arrangement) ending within such three year employment period; (c) continued participation in the incentive, savings, retirement, welfare and other fringe benefit plans sponsored by Safety-Kleen; (d) full vesting on the date of the Change of Control of all stock options (or a lump sum payment of the spread of all non-vested, forfeited options); and (e) full payment on the date of the Change of Control, of the value of the executive's accrued benefits under Safety-Kleen's excess benefit, supplemental retirement and any other nonqualified retirement plans.

  If, during the three year employment period, the executive's employment is terminated by Safety-Kleen (other than for Cause (as defined in such agreements) or by reason of the executive's death or disability), or if the executive terminates employment for Good Reason (as defined in such agreements), the executive will receive: (i) guaranteed annual base salary, guaranteed bonus and accrued vacation pay through the date of termination; (ii) previously deferred and unpaid compensation; (iii) an amount equal to three times the sum of the executive's guaranteed base salary and guaranteed bonus in the year in which the termination occurs; (iv) the value of the unvested portion of the executive's accounts under qualified Safety-Kleen plans, (v) reimbursement for unpaid benefits which would have accrued if the executive had remained employed by Safety-Kleen until three years after the Change of Control under Safety-Kleen's excess benefit and supplemental plans; and (vi) continuation of all medical, life insurance and other welfare benefits for a period of three years from termination. The sum of the amounts referred to in clauses (i) and (ii) is referred to as the "Accrued Obligations".

  If, during the three year employment period, the executive's employment is terminated (i) by Safety-Kleen for Cause, as defined, the executive is entitled only to his guaranteed base salary through the date of termination, plus any deferred compensation and accrued vacation pay not previously paid;
(ii) by the executive other than for Good Reason, the executive is entitled only to the Accrued Obligations; (iii) by Safety-Kleen for disability, the executive is entitled to receive the Accrued Obligations and disability and other benefits at least equal to the greater of those provided to peer executives by Safety-Kleen immediately prior to the executive's termination and those provided to peer executives by Safety-Kleen at any time during the 90 day period immediately preceding a Change of Control; and (iv) by the executive's death, his estate is entitled to the Accrued Obligations and benefits at least equal to the most favorable benefits provided by the Surviving Corporation to survivors of peer executives, and at least as favorable in the aggregate as the most favorable provided to the executive during the 90 days preceding a Change of Control.

  Each of the Change of Control Severance Agreements provides that if it is determined that benefits received by the executive thereunder (or otherwise) are subject to any excise tax under Section 4999 of the Internal Revenue Code or any similar excise taxes, then Safety-Kleen will also pay the executive an amount (the "Gross-up Payment") such that, after the payment of all income and excise taxes, the executive will be in the same after-tax position that he would have been in had no excise tax been imposed.

  Each Change of Control Severance Agreement contains a non-compete provision that during the period of the executive's employment and for one year thereafter, prohibits the executive from certain participation in the business of any company engaged in business that directly or materially competes with Safety-Kleen, and certain other competitive activity. Each such agreement also obligates the executive to maintain the confidentiality of Safety-Kleen's Confidential Information (as defined in such agreement).

  Payments that would be made to the persons who are parties to the Change of Control Severance Agreements in the event they are all terminated during the three year employment period after a Change of Control (other than for Cause or by reason of the executive's death or disability) are approximately $46,036,306 for all officers with Change of Control Severance Agreements, including approximately $3,845,937 for Mr. Brinckman.

  The foregoing description of the Change of Control Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Change of Control Severance Agreement filed as Exhibit 4 hereto and incorporated herein by reference.

  Investment Banking Fees. Mr. Jannotta, a director of Safety-Kleen, is a Senior Director of William Blair & Company L.L.C. ("William Blair"). William Blair will receive a fee from Safety-Kleen upon consummation of the Philip Merger or the LLE Offer. See "Item 5. Persons Retained, Employed Or To Be Compensated."

  (b)(3) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Philip Merger.

  Indemnification and Insurance. Pursuant to the Philip Merger Agreement, SK Parent has agreed that for a period of six years after the effective time of the Philip Merger, the Surviving Corporation's articles of incorporation and bylaws shall contain the provisions with respect to indemnification contained in Safety-Kleen's articles of incorporation and by-laws on the date of the Philip Merger Agreement, and that the Surviving Corporation's articles of incorporation and by-laws shall not be amended in any manner that would adversely affect the rights of persons who at any time prior to the effective time of the Philip Merger was an employee, agent, director or officer of Safety-Kleen or its subsidiaries ("Indemnified Parties") in respect of actions or omissions occurring at or prior to the effective time of the Philip Merger. SK Parent also agreed, subject to certain limitations, to cause to be maintained in effect for not less than six years after the effective time of the Philip Merger the current policies of directors' and officers' liability insurance maintained by Safety-Kleen and its subsidiaries with respect to matters occurring prior to the effective time of the Philip Merger. In addition, the Philip Merger Agreement provides that, without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation based in whole or in part on, or

                                       4
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arising in whole or in part out of, any matter, including the transactions contemplated by the Philip Merger Agreement, existing or occurring at or prior to the effective time of the Philip Merger, then to the extent permitted by law, SK Parent will cause Safety-Kleen (or the Surviving Corporation if after the effective time of the Philip Merger) to, and Safety-Kleen (or the Surviving Corporation if after the effective time of the Philip Merger) shall, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provisions by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Philip Merger Agreement also provides that SK Parent must cause Safety-Kleen to (or the Surviving Corporation if after the effective time of the Philip Merger will), pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing such indemnity and other obligations provided for in the Philip Merger Agreement.

  SK Parent Letter. By letter dated November 19, 1997, SK Parent advised Safety-Kleen's Board of Directors that, among other things, it looked forward to discussing participation by current management of Safety-Kleen in the equity of Safety-Kleen through stock option or similar plans and the potential investment by members of management in SK Parent. However, there have been no such discussions of these topics and it is not expected that there will be any such discussion until after the effective time of the Philip Merger.

  Philip Merger Agreement Provisions Relating to Benefit Plans. In accordance with the Philip Merger Agreement, upon consummation of the Philip Merger, the holders of outstanding stock options to purchase Shares will receive from Safety-Kleen for each Share subject to an option, cash in an amount equal to the excess of $27.00 over the exercise price of the option, reduced by the amount of withholding or other taxes required by law to be withheld. However, as required by the terms of Safety-Kleen's outstanding stock options, holders of options related to limited stock appreciation rights will receive for each Share subject to such option, an amount in cash equal to the excess, if any, of the change of control value (generally, the highest price at which the Shares trade in the 180 days prior to shareholder approval of the Philip Merger) over the per Share exercise price of such option, reduced by the amount of withholding or other taxes required by law to be withheld.

  As of December 30, 1997, directors and executive officers held in the aggregate options to purchase 2,375,614 Shares (including 2,180,614 options related to limited stock appreciation rights), including options that will vest upon consummation of the Philip Merger. Upon consummation of the Philip Merger, (i) the directors who are not officers of Safety-Kleen who hold such options would be entitled to receive approximately the following amounts:
Richard T. Farmer, $158,760, Russell A. Gwillim, $158,760, Edgar D. Jannotta, $158,760, Karl G. Otzen, $158,760, Paul D. Schrage, $158,760, Marcia E.
Williams, $166,875, and W. Gordon Wood, $158,760; and (ii) assuming that the Shares do not trade at a price in excess of $29 prior to shareholder approval of the Philip Merger, all directors and executive officers who served at any time since the beginning of Safety-Kleen's last fiscal year as a group would collectively be entitled to receive approximately $24,452,904, including approximately $5,371,445 for Mr. Brinckman.

  The Philip Merger Agreement provides that for a period of two years following the effective time of the Philip Merger, SK Parent intends to cause the Surviving Corporation to provide employee benefit plans and programs for the benefit of employees of the Surviving Corporation and its subsidiaries that are in the aggregate no less favorable to such employees than the employee benefit plans of Safety-Kleen and its affiliates existing on the date of the Philip Merger Agreement. All service credited to each employee by Safety-Kleen through the effective time of the Philip Merger shall be recognized by SK Parent or the Surviving Corporation for purposes of eligibility and vesting under any employee benefit plan provided directly or indirectly by SK Parent or the Surviving Corporation for the benefit of the employees and in which the respective employees participate. SK Parent has expressed its present intention to continue management of Safety-Kleen in the same positions as management of the Surviving Corporation, subject to joint review by management of SK Parent and Safety-Kleen after the effective time of the Philip Merger, but intends not to continue Mr. Brinckman as an officer or employee of the Surviving Corporation. Safety-Kleen currently expects that there will be no significant change in the level of management benefit plans after the effective time of the Philip Merger.

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

  The Philip Merger Agreement also provides that SK Parent shall cause the Surviving Corporation: (i) to honor (without modification) and assume the written employment agreements, severance agreements and other agreements listed on the disclosure schedule to the Philip Merger Agreement, all as in effect on the date of the Philip Merger Agreement; and (ii) not to terminate or adversely amend in any manner Safety-Kleen's 1997 and 1998 Management Incentive Plans which adversely affects the benefits that participants in such plans are entitled to thereunder with respect to any periods prior to and including the effective time of the Philip Merger. The Philip Merger Agreement also states that SK Parent intends to cause the Surviving Corporation to continue to maintain its principal offices in Elgin, Illinois and to maintain its charitable commitments and community involvement.

  (b)(4) Arrangements with LLE, its Executive Officers, Directors or
Affiliates.

  Other than existing and present business relationships (e.g., providing services to each other or considering the purchase or sale of discrete assets or operations or alliances) in the ordinary course of business not material to Safety-Kleen or its affiliates and LLE or its affiliates or to the relationship between them and the sale of certain assets of a LLE subsidiary to Safety-Kleen in February 1996 and the accompanying cooperative services agreement which is in the process of being terminated, as of the date hereof there are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between Safety-Kleen or its affiliates and LLE, the Offeror or their respective executive officers, directors or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation Of The Board Of Directors.

  THE BOARD OF DIRECTORS OF SAFETY-KLEEN (THE "BOARD") CONTINUES TO BELIEVE THAT THE PHILIP MERGER IS IN THE BEST INTERESTS OF SAFETY-KLEEN AND ITS SHAREHOLDERS AND, THEREFORE, THE BOARD (WITH ONE DIRECTOR ABSENT DUE TO ILLNESS) UNANIMOUSLY RECOMMENDS THAT ALL SHAREHOLDERS OF SAFETY-KLEEN REJECT THE LLE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE LLE OFFER.

  The Board's determination, which was reached at a meeting held on December 20, 1997, was based on the Board's review and consideration of the interests of Safety-Kleen and its shareholders. At the same meeting, the Board unanimously (with one director absent due to illness) reaffirmed its determination that the terms of the Philip Merger Agreement are in the best interests of Safety-Kleen and its shareholders. The Board set February 11, 1998 as the date for a special meeting of shareholders to consider and approve the Philip Merger Agreement. The record date for determination of shareholders entitled to notice of and to vote at the special meeting was fixed as January 5, 1998.

  A copy of the letter to Safety-Kleen's shareholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 5 and 6, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  The LLE Offer is conditioned upon, among other things, the Board having redeemed the Rights or amended the Rights Agreement so that the Rights are inapplicable to the acquisition of Shares pursuant to the LLE Offer, or LLE being otherwise satisfied in its sole discretion that the Rights are invalid or are not applicable to the acquisition of Shares pursuant to the LLE Offer and the proposed subsequent merger of the Offeror into Safety-Kleen. In light of its decision discussed above, the Board determined not to take any action to redeem the Rights in response to the LLE Offer. As more fully described under "Item 8. Additional Information To Be Furnished--(a) Rights Agreement," the Board has adopted a resolution to delay the "Distribution Date" under the Rights Agreement.

  The LLE Offer is also conditioned upon LLE being satisfied, in its sole discretion, either that the provisions of Section 180.1141 of the Wisconsin Statutes are inapplicable to LLE, the Offeror and the transactions contemplated by the LLE Registration Statement, or that the Wisconsin Statutes will not prohibit for any period of time the consummation of the proposed merger or any other "Business Combination" (as defined in such Statutes) involving Safety-Kleen and LLE or the Offeror, or any of their respective affiliates. In light of its decision discussed above, the Board has determined not to take any action that would render Section 180.1141 of the Wisconsin Statutes so inapplicable.

  (b)(1) Background.

  On June 10, 1997, the Executive Committee of the Board, which consists of Messrs. Donald W. Brinckman, Russell A. Gwillim and Edgar D. Jannotta (the "Executive Committee"), met to discuss certain general expressions of interest received by Safety-Kleen regarding possible business combinations with Safety-Kleen. The Executive Committee instructed management to discuss the expressions of interest with Safety-Kleen's legal advisor, Sonnenschein Nath & Rosenthal, and with Safety-Kleen's financial advisor, William Blair, in preparation for an Executive Committee meeting on June 24th.

  At the Executive Committee meeting on June 24, 1997, after a presentation by Safety-Kleen's legal advisors with respect to the legal framework for the Board's deliberations, William Blair orally presented its preliminary view that the per Share consideration Safety-Kleen could achieve in a sale transaction was between $23 and $25. William Blair also discussed with the directors financial and strategic buyers that might be interested in Safety-Kleen if the Board were to decide to explore a possible sale transaction. The Executive Committee determined to hold a special Board meeting on July 7th.

  At the July 7th Board meeting, management presented to the Board Safety-Kleen's recent financial results for the second quarter of fiscal 1997 and Safety-Kleen's forecasted financial performance. The directors discussed with management Safety-Kleen's past stock price performance and potential difficulties in achieving Safety-Kleen's forecasted financial performance. Safety-Kleen's legal advisors and William Blair then made the presentations concerning the expressions of interest in Safety-Kleen and orally presented its view on the valuation of Safety-Kleen. According to William Blair: (i) its preliminary analysis of selected recent merger or acquisition transactions in the environmental services industry indicated a valuation of the equity of Safety-Kleen of between $19.46 and $22.48 per Share; and (ii) its preliminary discounted cash flow analysis indicated a valuation of the equity of Safety-Kleen of between $25.71 and $26.80 per Share. Based on the foregoing, William Blair's preliminary judgment of the per Share consideration that Safety-Kleen could achieve in a sale transaction was between $23 and $25. After extensive discussions, the Board asked management, with the assistance of Safety-Kleen's legal and financial advisors, to prepare and present further information to the Board relating to various strategies to enhance shareholder value.

  At the regularly scheduled August 8th Board meeting, the Board, management and William Blair reviewed Safety-Kleen's recent operating results and the pace at which Safety-Kleen's strategic plans were being implemented and discussed the advisability of exploring strategic alternatives, including a possible sale of Safety-Kleen. The Board, management and William Blair also discussed other possible strategic alternatives such as a stock buy-back program, acquisitions and/or operating the business in accordance with Safety-Kleen's long range plan. William Blair orally presented its view of the valuation of Safety-Kleen in a sale transaction and a theoretical stock price analysis assuming that Safety-Kleen continues to operate as an independent company. William Blair's view of the valuation of Safety-Kleen was substantially the same as the view it presented to the Board on July 7th except that, based on management revisions to its forecast of Safety-Kleen's performance, William Blair's discounted cash flow analysis indicated a valuation of the equity of Safety-Kleen of between $27.83 and $29.01 per Share. Based on the foregoing and taking into account its view of generally improved market conditions, William Blair's judgment of the per Share consideration that Safety-Kleen could achieve in a sale transaction was between $24 and $26. William Blair also discussed possible steps to be taken by the Board in exploring strategic alternatives.

  After extensive discussions of William Blair's valuation analysis, the Board directed management to explore, with the assistance of Safety-Kleen's advisors, strategic alternatives for enhancing shareholder value. The Board also instructed management to retain William Blair to render financial advisory and investment banking services to Safety-Kleen in connection with the evaluation of strategic alternatives and, as part of the exploration of strategic alternatives, authorized management and William Blair to contact third parties that might be interested in acquiring all or a part of Safety-Kleen to determine whether they would be interested in participating in the process by executing confidentiality and standstill agreements in order to receive confidential information with respect to Safety-Kleen and its subsidiaries.

  On August 8, 1997, Safety-Kleen issued a press release stating that it had engaged the services of William Blair to act as advisor to Safety-Kleen and manage the process of exploring strategic options for enhancing shareholder value. Safety-Kleen also announced that by mutual agreement, John G. Johnson, Jr., President, Chief Executive Officer and director of Safety-Kleen, had resigned as such, effective immediately. Donald W. Brinckman, Chairman of Safety-Kleen's Board of Directors, who had previously served as Safety-Kleen's Chief Executive Officer from 1968 until December 31, 1994, was appointed Chief Executive Officer. Mr. Joseph Chalhoub, Senior Vice President--Operations of Safety-Kleen, was appointed President and Chief Operating Officer.

  On August 19, 1997, Safety-Kleen retained Credit Suisse First Boston Corporation ("CSFB") to perform certain financial advisory services in connection with Safety-Kleen's exploration of strategic alternatives. CSFB performed a preliminary review of Safety-Kleen's analyses of the strategic alternative of remaining independent, including the possibility of a substantial increase in debt to finance a stock buy-back program and the possible sale or write-off of certain operations. In addition, it assisted Safety-Kleen by identifying certain potential buyers that were subsequently contacted by William Blair and by discussing with management some of the possible strategies which might be used to enhance shareholder value were Safety-Kleen to remain independent. It was available to the Board for discussion of these strategies, but did not reach any conclusions or furnish any reports or opinions to the Board, nor did it make any presentation to the Board.

  William Blair contacted, or as a result of the August 8th press release was contacted by, 94 parties interested in considering the potential acquisition of all or part of Safety-Kleen. Confidentiality and standstill agreements were entered into with 50 potential buyers (including Philip and affiliates of Apollo and Blackstone) and, beginning on September 5, 1997, copies of a Confidential Memorandum describing Safety-Kleen and its operations were sent to such potential buyers. Each potential buyer also received a letter setting forth the deadline for submissions of preliminary indications of interest in Safety-Kleen and other bidding requirements. Pursuant to the standstill provisions of the confidentiality and standstill agreements entered into by potential buyers, such buyers agreed not to make any unsolicited offer to acquire Safety-Kleen or to take certain other actions, including purchasing any Shares, for a period of from 18 to 24 months. Because Safety-Kleen was considering various strategic alternatives, including the continued operation of Safety-Kleen as an independent company, the Board felt it was important to require that any potential buyer not only enter into a confidentiality agreement, but also agree to the standstill provisions in order to prevent such person from using Safety-Kleen's confidential non-public information to make an unsolicited offer at a later date. Further, the Board believed that the confidentiality and standstill agreements were necessary to create a stable, orderly and cooperative process in which all potential buyers would be provided information regarding Safety-Kleen on a level playing field.

  One of the potential buyers which contacted William Blair shortly after the August 8th announcement was LLE. LLE refused to execute the confidentiality and standstill agreement that was signed by all of the other potential buyers in the process and therefore did not receive a Confidential Memorandum. On September 24, 1997, LLE delivered a letter to Safety-Kleen proposing a reverse merger in which Safety-Kleen would issue one Share for three shares of LLE Common Stock. A copy of the LLE letter is filed herewith as Exhibit 7 and is incorporated herein by reference and the foregoing description is qualified in its entirety by such exhibit. William Blair responded to LLE by repeating Safety-Kleen's request that LLE execute the confidentiality and standstill agreement and participate in the process like other potential buyers.

  By early October 1997, Safety-Kleen had received 10 indications of interest from potential buyers, nine of which expressed interest in acquiring Safety-Kleen as a whole. At an Executive Committee meeting held on October 13, 1997, the Executive Committee, with the assistance of William Blair and Safety-Kleen's legal advisors, evaluated each indication of interest and selected four potential buyers to proceed to the second stage of the process. On October 16, 1997, those four potential buyers received a second letter requesting that they submit their best and highest written offer, including the price per share, proposed transaction structure and amounts and sources of funds, by November 14, 1997. The potential buyers also received a draft merger agreement and were instructed to submit their comments thereon with their written offer. Safety-Kleen's letter stated that the certainty and timing of financing would be among the factors considered in selecting a prospective purchaser.

  Shortly after the October 13th Executive Committee meeting, another potential buyer which had previously executed a confidentiality and standstill agreement submitted a preliminary indication of interest in Safety-Kleen. Members of the Executive Committee, with the assistance of Safety-Kleen's advisors, determined to invite this potential buyer to join the second stage of the process.

  The five potential buyers in the second stage of the process received access to a special "Data Room" set up by Safety-Kleen, had the opportunity to meet with management of Safety-Kleen and were able to visit various of Safety-Kleen's facilities. From October 23rd through November 11, 1997, three of the five potential buyers conducted meetings with management and visited selected facilities. The remaining two potential buyers elected not to proceed further.

  On November 3, 1997, Mr. James R. Bullock, Chairman of LLE, delivered to Mr. Brinckman a letter which disclosed that LLE's Board of Directors had authorized and directed senior management of LLE to pursue the acquisition of all the outstanding shares of Safety-Kleen for a per Share consideration of $14.00 in cash and 2.4 shares of LLE Common Stock. The letter stated that LLE was willing to execute a confidentiality agreement provided such agreement did not contain a standstill provision. The text of the letter was included in a press release that was issued by LLE on November 4, 1997. A copy of the LLE letter is filed herewith as Exhibit 8 and is incorporated herein by reference and the foregoing description is qualified in its entirety by such exhibit.

  On November 3, 1997, after receipt of Mr. Bullock's letter, Mr. Brinckman delivered a letter to Mr. Bullock requesting that LLE execute a confidentiality and standstill agreement and informing Mr. Bullock that Safety-Kleen's Board of Directors would fully consider the LLE proposal along with others received by Safety-Kleen. In addition, Mr. Brinckman stated that representatives of Safety-Kleen, together with its financial advisors, would meet with representatives of LLE, together with its financial advisors, to discuss information concerning LLE and its estimate of cost savings and synergies.

  On November 5, 1997, Mr. Bullock and a representative of the LLE financial advisor met with Mr. Brinckman, Mr. Chalhoub, and representatives of William Blair to discuss plans for Safety-Kleen, including LLE's view of potential synergies that could be achieved through a combination of the two companies. In that meeting, Mr. Bullock communicated Laidlaw Environmental's estimate of expected annual savings that would arise from such combination. Mr. Brinckman and Mr. Chalhoub stated that a substantial portion of those proposed synergies could not be achieved without significant reduction in service quality, revenue and profit. This statement was based on Mr. Brinckman's and Mr. Chalhoub's belief that: (i) LLE's estimate of between $30 to $45 million of annual savings from the consolidation of sales and service centers was significantly overstated because, although some Safety-Kleen branches may be closed and related facility costs and some branch management personnel expenses saved, service representatives and trucks of those branches would continue to be needed to service such customers. Furthermore, because these service personnel and trucks would be forced to work out of branch facilities located further from their customers, the savings from such closures would be partially offset by the additional expense of transporting materials longer distances to and from customers; (ii) LLE's estimate of between $14 to $24 million of annual savings from the internalization of Safety-Kleen waste into LLE facilities was inconsistent with the fact that Safety-Kleen spends only approximately $4 million annually on hazardous waste incineration. Most hazardous waste materials collected by Safety-Kleen are blended into fuel that is reclaimed in cement kilms at a significantly lower cost than incineration; and (iii) LLE's estimate of approximately $30 million of annual savings from reduction of corporate and head office functions was aggressive since many of those functions are essential to support Safety-Kleen's branch sales and service infrastructure.

  At the November 5th meeting, Mr. Bullock stated that LLE was prepared to sign a mutual confidentiality agreement that did not contain a standstill provision. Safety-Kleen again repeated its request that LLE, like every other potential buyer in the process, sign a confidentiality and standstill agreement.

  On November 7th and 11th, respectively, Philip and one of the two other remaining potential buyers informed William Blair that instead of submitting an offer by the November 14th deadline, they desired to negotiate exclusively with Safety-Kleen. Philip indicated that it was prepared to negotiate on this basis for the acquisition of all Safety-Kleen's Shares at a price of at least $26 per share (most of which would be payable in cash, with the remainder in Philip stock) while the other potential buyer indicated a range of between $24-$25 in cash in a leveraged recapitalization transaction. William Blair told these two potential buyers that the Board of Directors would consider their request at the November 14, 1997 Board meeting and told Philip that there would be a strong preference for an all cash offer. This preference reflected a Board view that, although a cash transaction would be taxable to shareholders, with the Shares trading at their highest price since January 1993, it was desirable to capture the certain value represented by cash for the shareholders and allow them to redeploy their investment, rather than assuming the uncertainties of investment in a continuing enterprise. On November 12, 1997, the other remaining potential buyer elected not to proceed further.

  At an Executive Committee meeting on November 10, 1997, the Executive Committee received a progress report on the process and discussed the proposed LLE offer. Management, with the assistance of William Blair, also discussed strategic alternatives such as a possible stock buy-back program and pursing Safety-Kleen's long-term business plan, including new business developments and certain acquisitions and/or dispositions of assets.

  On November 13, 1997, LLE announced that it had filed a registration statement on Form S-4 with the Commission relating to its previously announced intention to offer to acquire all outstanding Shares of Safety-Kleen. LLE also delivered a notice to Safety-Kleen requesting that a special meeting of shareholders under Wisconsin law be convened in order to negate the effect of a Wisconsin statute providing that, under certain circumstances, a person acquiring more than 20% of a corporation's stock can cast only 10% of the votes to which shares in excess of 20% ownership would otherwise be entitled. A copy of a LLE letter dated November 13, 1997 sent to Mr. Brinckman is filed herewith as Exhibit 9 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by such exhibit. On November 17, 1997, Safety-Kleen filed a lawsuit in Federal District Court for the Northern District of Illinois against LLE seeking a declaratory judgment that LLE violated the "gun-jumping" prohibitions of federal securities law by certain of its public announcements made before the effectiveness of the registration statement with the Commission relating to the shares of LLE Common Stock it proposes to use in its offer for Safety-Kleen. The suit also challenged LLE's asserted right under Wisconsin law to demand such a shareholders' meeting at that time. A copy of Safety-Kleen's complaint is attached hereto as Exhibit 10 and is incorporated herein by reference, and the foregoing summary description is qualified in its entirety by such exhibit.

  On November 14, 1997, the Board of Directors of Safety-Kleen received a progress report on the process and an analysis of strategic alternatives such as a possible stock buy-back program and pursing Safety-Kleen's long-term business plan, including new business developments and certain acquisitions and/or dispositions of assets. William Blair informed the Board of the request made earlier in the week by Philip and the other remaining bidder to negotiate exclusively with Safety-Kleen. Based on subsequent conversations with Philip and such other bidder, William Blair had been informed that Philip would increase its consideration to $26.50 per share, payable all in cash, if Safety-Kleen were to negotiate exclusively with Philip, and although the other bidder might pay $25 per share, it would not increase its consideration any further.

  The Board also discussed its concerns with respect to the proposed LLE offer. Those concerns included: the lower per share consideration in such offer (which, based on the closing price of the LLE Common Stock on November 13, 1997, was approximately $25.71); the substantial amount of LLE Common Stock which was part of that offer and the absence of any downside protection for Safety-Kleen shareholders if the market value of such stock decreased; questions as to the liquidity of that stock in the marketplace given that a very small percentage of the outstanding shares of LLE Common Stock trade daily; the business and financial prospects for the ongoing company in which Safety-Kleen shareholders would have a very large continuing interest, including management's views that LLE would not be able to achieve the synergies it had outlined in the November 5th meeting for the reasons discussed above; the conditional nature of the financing for the proposed offer, including the execution of definitive agreements relating to a merger and the satisfactory completion of due diligence investigations; and LLE's intention communicated to Safety-Kleen at the November 5th meeting not to continue Safety-Kleen as a separate ongoing business, to move Safety-Kleen's Elgin headquarters (which currently employs approximately 650 persons) and thus reduce the number of Safety-Kleen employees. Under Wisconsin law, directors, in discharging their duties to the corporation and in determining what they believe to be in its best interests, in addition to considering the interests of shareholders, may consider, among other factors, the effects of proposed actions on employees (the "Wisconsin Constituency Statute").

  The Board, with the assistance of management and Blair, determined that management should negotiate exclusively with Philip provided that Philip increased its per share price to $27 in cash. Philip informed William Blair shortly after the Board meeting that it was prepared to negotiate a transaction at $27 in cash provided that the definitive agreement provided for a termination fee under certain circumstances.

  Negotiations with Philip began on November 15th and continued until November 20th. Early in the negotiations, Philip told Safety-Kleen that it desired to have Apollo and Blackstone participate in the proposed acquisition. On November 17th, Mr. Chalhoub, Roy D. Bullinger, Senior Vice President--Business Management and Marketing, Andrew A. Campbell, Senior Vice President--Finance,
F. Henry Habicht II, Senior Vice President--Corporate Development and Environment, John Lucks, Vice President--Industrial Marketing and Business Management, and representatives of William Blair met with representatives of Apollo and Blackstone and of financial institutions invited by Philip to consider providing a portion of the funds necessary to effectuate the proposed acquisition of Safety-Kleen. Safety-Kleen and its representatives were informed that Philip, Apollo and Blackstone proposed to form a new entity, namely, SK Parent, for the purpose of acquiring Safety-Kleen.

  The parties extensively negotiated the proposed Merger Agreement, including the conditions to the Merger and the provisions regarding termination events and termination fees that would be contained in the Merger Agreement. During the negotiations, on November 18 and 19, 1997, special meetings of the Board of Directors were held to report on the status of the negotiations with Philip.

  At a special meeting of the Board of Directors on November 20, 1997, William Blair and Safety-Kleen's legal advisors advised the Board of the progress of the negotiations with Philip. The Board, management and William Blair extensively discussed the proposed Philip transaction, including its structure, the participation of Apollo and Blackstone and the financing commitments. Mr. Allen Fracassi, President and Chief Executive Officer of Philip, who had asked to address the Board, summarized his expectations for the proposed Philip Merger and confirmed SK Parent's intention, stated in the Merger Agreement, to maintain Safety-Kleen's principal offices in Elgin, Illinois and to maintain Safety-Kleen's charitable commitments and community relations. He also informed the directors that SK Parent intended to maintain Safety-Kleen as an ongoing business and not to absorb its operations into Philip.

  Legal counsel reviewed the applicable legal principles and the form of the Philip Merger Agreement presented for Board approval. The Board and its advisors also discussed the terms of the commitment letter from the financial institutions contacted by Philip to provide the necessary financing, as well as the equity commitment letter executed by Philip, Apollo and Blackstone and including the qualifications and conditions of such commitments. Copies of the latest draft of the Philip Merger Agreement and letters evidencing such commitments, and related term sheets, had previously been distributed to the Board. William Blair then rendered to the Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated November 20, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be received by the holders of Shares in the Philip Merger is fair to such holders from a financial point of view, and reviewed with the Board the financial analyses performed by it in connection with its opinion (see "--(3) Opinions of Financial Advisor--November 20, 1997 Opinion"). The Board also considered the fact that SK Parent had advised the Board that it looked forward to beginning discussions regarding the participation by current management in the equity of the Surviving Corporation through stock option or similar plans and the potential investment by Safety-Kleen management in SK Parent. The Board's consideration of such possible participation was part of its consideration under the Wisconsin Constituency Statute of the effects of the Philip Merger Agreement on Safety-Kleen's employees. In addition, the Board considered the fact that Mr. Jannotta, a director of Safety-Kleen, is a Senior Director of William Blair.

  For the reasons summarized above and taking into consideration the factors listed below in this paragraph, and on the basis of the advice of William Blair and its legal counsel, the Board voted unanimously to accept the offer from SK Parent on the grounds that it was fair to, and in the best interests of, Safety-Kleen's shareholders and was the best offer available at the end of a comprehensive process of exploring strategic alternatives. In the course of reaching its decision to approve the Philip Merger Agreement and the Philip Merger, the Board consulted with Safety-Kleen's legal counsel and William Blair and, applying the Board's familiarity with Safety-Kleen's business, financial condition, prospects, current business strategy and opportunities and Safety-Kleen's position in its industries, considered a number of factors, including, among others, the following:

    (i) presentations by Safety-Kleen's management relating to Safety-Kleen's financial performance and future opportunities and prospects, including a review of current financial performance, a preliminary report on a possible acquisition, possible writeoffs, progress in new businesses such as comprehensive services involving treatment and recycling of aqueous cleaning solutions and metal working and other fluids, and provision of services through its Total Environmental Activity Management approach;

    (ii) the presentation of William Blair at the November 20, 1997 Board meeting and the written opinion of William Blair dated November 20, 1997 that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by Safety-Kleen's shareholders in the Philip Merger is fair to Safety-Kleen's shareholders from a financial point of view; the full text of the November 20, 1997 opinion of William Blair is attached hereto as Annex A and should be read in its entirety (see "--(3) Opinions of Financial Advisor--November 20, 1997 Opinion" below);

    (iii) the fact that William Blair contacted a substantial number of potential bidders over an extended period of time in a process designed to elicit third party proposals to acquire Safety-Kleen and enhance shareholder value and that participants in such process had been afforded sufficient time and information to submit such a proposal had they wished to do so;

    (iv) the Board's review, based in part on presentations by Safety-Kleen's management and financial advisors, of alternatives to the Philip Merger, including a stock buy-back program, acquisitions and dispositions, and the fact that none of such alternatives, even if successfully carried to completion, would have resulted in a per share consideration payable to the holders of Shares as high as the consideration payable in the Philip Merger;

    (v) the lower proposed cash and stock offer by LLE in the stated amount of $26 per Share, and the Board's concerns with respect to that offer discussed above;

    (vi) historical market prices and trading information for Safety-Kleen's Shares, including the fact that the $27.00 cash price represents a premium of approximately 52% over the closing price of $17.81 per Share on August 7, 1997, the last trading day prior to the public announcement that Safety-Kleen was considering strategic alternatives and had retained William Blair;

    (vii) the terms and conditions of the Philip Merger Agreement, including
  (i) those relating to the fee of $50.0 million and/or expense reimbursements (for documented out of pocket expenses and fees incurred in connection with the Philip Merger up to a maximum of $25.0 million) to SK Parent payable upon termination of the Agreement as a result of, among other things, Safety-Kleen accepting a competing offer that is more favorable to Safety-Kleen's shareholders; and (ii) those relating to the ability of the Board to consider unsolicited offers from third parties prior to the effectiveness of the Philip Merger; and

    (viii) the interest of SK Parent in enhancing all of Safety-Kleen's businesses, its knowledge of Safety-Kleen's markets and customers and its intent to continue Safety-Kleen as an ongoing business and not absorb its operations into Philip, to maintain Safety-Kleen's principal office in Elgin; and SK Parent's intent to preserve Safety-Kleen's relationship with its employees (including Parent's advice that it looked forward to discussing participation by current management in the equity of Surviving Corporation through stock option or similar plans and the potential investment by Safety-Kleen management in SK Parent) and to maintain Safety-Kleen's charitable commitments and community investment.

  Immediately following the November 20th Board meeting, Safety-Kleen, SK Parent and SK Acquisition entered into the Philip Merger Agreement. Safety-Kleen and Philip also issued press releases announcing the Philip Merger.

  Later that day, Mr. Bullock of LLE delivered a letter to Safety-Kleen advising Safety-Kleen of the LLE Offer. The letter disclosed that: (i) the $15 per share cash portion would be reduced by any incremental costs, such as termination fees, new severance arrangements and other expenses Safety-Kleen might have incurred in connection with its agreement with Philip and others; and (ii) the stock portion would be equal to $15 divided by the weighted average trading price for shares of LLE Common Stock for 10 days selected by lot from the 20 trading days ending three business days immediately prior to the closing, provided that such number of shares shall not be less than 2.8 nor greater than 3.5. The text of the letter was included in a press release that was issued by LLE on November 20, 1997. A copy of the LLE letter is filed herewith as Exhibit 12 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by such exhibit. On November 21, 1997, Safety-Kleen confirmed in a press release that it would respond, in due course, to the LLE amended proposed offer to acquire Safety-Kleen.

  At a November 24, 1997 special meeting of the Board of Directors, the Board, with the assistance of William Blair and its legal counsel, reviewed the November 20, 1997 letter from Mr. Bullock regarding the LLE Offer. The Board noted that LLE had improved its proposal to what it stated to be a $30 per share offer. In its preliminary review of that revised offer, the Board and its advisors preliminarily discussed, among other things: (i) anticipated deductions from the cash portion of that purchase price; (ii) factors reducing the value of the LLE Common Stock, including, among other things: (a) the sustainability of LLE's present market multiple and the impact on that multiple of the LLE proposed combination with Safety-Kleen; (b) the effects both in terms of dilution and market impact of the issuance of approximately 162 million to 202 million shares of LLE Common Stock in connection with its proposed combination with Safety-Kleen; and (c) Safety-Kleen management's views, based on the explanation given to Safety-Kleen's management by Mr. Bullock at the November 5th meeting between them, that LLE would not be able to achieve a significant portion of the $100 million to $130 million synergies it outlined in the LLE Offer without significant reduction in service quality, revenue and profit; and (iii) the conditional nature of the financing for the LLE Offer. As contemplated by the Wisconsin Constituency Statute, the Board also again noted the impact that LLE's stated intention to move Safety-Kleen's Elgin headquarters (which currently employs approximately 650 persons) to South Carolina would have on Safety-Kleen's employees and the surrounding communities.

  During the Board's review, a letter dated November 24, 1997 was received from SK Parent expressing its views on the LLE Offer. That letter stated that SK Parent does not believe the LLE Offer constitutes a Superior Proposal (as that term is defined in the Philip Merger Agreement), or provided any indication that LLE is reasonably likely to make a Superior Proposal. Parent concluded in such letter that it would not be appropriate for Safety-Kleen to engage in discussions or negotiations with LLE. SK Parent's interest in acquiring Safety-Kleen pursuant to the Philip Merger Agreement (and its interest in avoiding termination of the Philip Merger Agreement in favor of the LLE Offer) is in conflict with the interests of Safety-Kleen shareholders as sellers of their Shares pursuant to the Philip Merger Agreement. Accordingly, the Board considered the letter as a source of issues to be independently considered when it considered the LLE Offer.

  The Board determined to meet again to further discuss the LLE Offer and authorized William Blair to continue its analysis of such offer and to report on such analysis at the next Board meeting.

  On November 24, 1997, LLE answered the complaint filed by Safety-Kleen on November 17th with the United States District Court for the Northern District of Illinois, denying liability and asserting several defenses. In addition, LLE and its subsidiary filed counterclaims against Safety-Kleen and its directors. The counterclaims seek a declaratory judgment that Safety-Kleen is required to hold a special meeting under Wisconsin law, and assert claims against Safety-Kleen for violation of certain Wisconsin statutes pertaining to furnishing of shareholder lists and takeovers, and against the directors for breach of fiduciary duty in failing to negotiate with LLE and entering into the Philip Merger Agreement, including the termination fees and expenses, and for failure to amend the Rights Agreement to make it inapplicable to the LLE Offer, and a derivative claim for corporate waste. Safety-Kleen believes that the LLE counterclaim is without merit and intends to contest such action vigorously on behalf of Safety-Kleen and the Board of Directors. A copy of LLE's answer and counterclaim is attached hereto as Exhibit 13 and is incorporated herein by reference, and the foregoing summary description is qualified in its entirety by such exhibit.

  On November 26, 1997, Safety-Kleen filed preliminary proxy materials with the Commission relating to the solicitation of proxies by Safety-Kleen for use at a special meeting of shareholders of Safety-Kleen to consider shareholder approval of the Philip Merger Agreement and the Philip Merger.

  On December 4, 1997, the Federal District Court for the Northern District of Illinois ruled that LLE can seek the approval of Safety-Kleen shareholders at a special meeting to restore voting power to Shares that LLE may acquire in excess of 20% of the outstanding Shares. The Court has also scheduled a preliminary hearing for January 28, 1998 on LLE's request that the Rights Agreement be amended to make it inapplicable to the LLE Offer and that the Court void the termination fee and certain other provisions of the Philip Merger Agreement.

  On December 8, 1997, at a special meeting of the Board of Directors, the Board set January 9, 1998 as the date for a special meeting of its shareholders to consider and vote upon a proposal by LLE to restore full voting power to any Shares that LLE may acquire in excess of 20% of the outstanding Shares. The Board also determined to take no position concerning the vote on such restoration of voting power and not to solicit proxies in connection with such vote. The record date for determination of shareholders entitled to notice of and to vote at the special meeting was fixed as December 19, 1997.

  On December 20, 1997, the Board met to consider the LLE Offer and took actions referred to in this Item 4.

  On January 5, 1998, LLE publicly announced that in the interests of clarity it has adjusted the LLE Offer to limit the deductions from the cash portion of such offer to up to $75 million in termination fees and expenses, which LLE estimates to equal approximately $1.17 per Share on a fully diluted basis if the entire $75 million were paid. The Board held a special meeting on January 6, 1998. At that meeting, William Blair confirmed to the Board that in connection with its presentation to the Board on December 20th and the rendering of its December 20th written opinion, it took into account the possibility that the deductions from the cash portion of the LLE Offer could be no more than $75 million in termination fees and expenses (see "--(3) Opinions of Financial Advisor--December 20, 1997 Opinion"). Accordingly, William Blair confirmed that the announced clarification of the LLE Offer does not change its December 20th opinion. The Board also reviewed its December 20th deliberations with respect to the deductions from the cash portion of the LLE Offer, confirmed that among the factors it had taken into account was the possibility that such deductions might be no more than $75 million and confirmed its rejection of the LLE Offer, notwithstanding LLE's announced clarification of such offer. The Board also reaffirmed its determination that the terms of the Philip Merger Agreement are in the best interests of Safety-Kleen and its shareholders.

  (2) Reasons For The Recommendation.

  In reaching the conclusions with respect to the LLE Offer referred to in
Item 4(a), the Board, at its meeting on December 20, 1997, considered numerous factors, including, but not limited to:


    (i) the review by Safety-Kleen's legal counsel of the provisions of the Philip Merger Agreement relating to the ability of Safety-Kleen to furnish information to, and participate in discussions or negotiations with, a person making an unsolicited offer for Safety-Kleen if (x) the Board shall conclude in good faith, after consultation with its financial advisor, that such person has made or is reasonably likely to make a bona fide acquisition proposal for a transaction more favorable to Safety-Kleen's shareholders from a financial point of view than the transactions contemplated by the Philip Merger Agreement, and (y) in the opinion of the Board, only after receipt of advice from independent legal counsel to Safety-Kleen, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board to violate its fiduciary duties to Safety-Kleen's shareholders under applicable law, and, related to that review:

      (a) the presentation by William Blair concerning Safety-Kleen, LLE and the financial aspects of the LLE Offer and the written opinion of William Blair to the effect that, as of December 20, 1997, William Blair does not have a basis for concluding that the LLE Offer is superior to the Philip Merger from a financial point of view (such opinion having been expressed after review of the other factors referred to herein and various financial criteria used in assessing the LLE Offer, and having been based on various assumptions and subject to various limitations reviewed for the Board as part of William

    Blair's presentation). While it reached that conclusion, William Blair did not, and was not engaged to, render an opinion as to whether the Philip Merger is superior to the LLE Offer from a financial point of view. The William Blair opinion was received to assist the Board in (i) determining Safety-Kleen's rights and duties under the Philip Merger Agreement with respect to the LLE Offer and (ii) exercising its fiduciary duties with respect thereto. See "--(3) Opinions of Financial Advisor--December 20, 1997 Opinion" below; and

      (b) the advice of Safety-Kleen's legal counsel that, in light of the presentation by William Blair and the other factors considered by the Board, failure to provide information or access to, or participate in discussions or negotiations with, LLE would not cause the Board to violate its fiduciary duties to Safety-Kleen's shareholders under applicable law;

    (ii) the presentation by Safety-Kleen's legal counsel of the Board's fiduciary duties under applicable law, summarizing previous such presentations that the Board had received in the course of its process of considering Safety-Kleen's strategic alternatives, and the written opinion of Safety-Kleen's special Wisconsin counsel that, subject to the limitations and qualifications expressed therein, Safety-Kleen's directors may take into account how a proposed transaction will affect other constituencies, in addition to the shareholders of Safety-Kleen, in carrying out their fiduciary duties; and that Wisconsin's business judgment rule would be applicable to their judgment;

    (iii) the fact that the value of the cash portion of the LLE Offer is significantly less than $15 per Share due to the stated but unfixed deductions for certain termination fees and expenses, new severance agreements and certain other expenses, and that as to the portion of such deductions for such termination fees and expenses and such severance agreements, LLE had filed soliciting material with the Commission estimating such deductions at from $1.28 to $2.14 per Share; and the advice of Safety-Kleen's legal counsel that the provisions of the Philip Merger Agreement relating to termination fees and expenses, the new severance agreements and other expenses are valid and binding on Safety-Kleen;

    (iv) the fact that the value of the stock portion of the LLE Offer could be materially and adversely affected by, among other things: (a) the pricing collar on the Exchange Ratio under which shareholders of Safety-Kleen would have no downside protection in the event that the average price of the LLE Common Stock used in determining the Exchange Ratio is less than $4.29 per share (particularly given the fact that the LLE Common Stock closed below $4.29 on December 10th, 11th, 17th and 18th); and (b) the absence of any assurance that the LLE Common Stock, when ultimately received by holders of Shares, would have a market value of, or could be sold for the price of, the LLE Common Stock used in determining the Exchange Ratio;

    (v) the uncertain value of the LLE Common Stock, including uncertainties resulting from:

      (a) the views of Safety-Kleen's management, based on the explanation given to Safety-Kleen's management by Mr. Bullock at the November 5th meeting between them, that LLE would not be able to achieve more than $26.4 million to $28.4 million of the $100 million to $130 million of synergies it outlined in the LLE Offer without significant reduction in service quality, revenue and profit, and the fact that, based on William Blair's presentation to the Board, the proposed business combination would have a significant dilutive impact to LLE's earnings per share even if synergies of as much as $50 million were achieved (see "--(3) Opinions of Financial Advisor--December 20, 1997 Opinion--
    1. Possible revision in financial analysts' estimates for accretion in LLE's fiscal 1998 EPS resulting from a combination of Safety-Kleen and LLE");

      (b) the risks related to the ability of LLE, which was formed through the purchase by Rollins Environmental Services, Inc. of all of Laidlaw Inc.'s hazardous and industrial waste operations on May 15, 1997, to assimilate the operations of Safety-Kleen and to integrate the departments, systems and procedures of Safety-Kleen (including possible diversion of management's attention from the day-to-day business of the combined companies and potential unanticipated costs or other unanticipated adverse effects associated with the foregoing);

      (c) the fact that the LLE Common Stock has, in the past, traded at a premium to relevant multiples of "comparable" companies, and there is no assurance that this trading range can be maintained for shares of the LLE Common Stock that would be received by Safety-Kleen's shareholders in the LLE Offer (see "--(3) Opinions of Financial Advisor--December 20, 1997 Opinion--3. Possible price/earnings multiple contraction in LLE Common Stock prior to closing");

      (d) the fact that the LLE Offer would result in an entity that has debt of approximately $2.1 billion compared with LLE's current debt of approximately $890 million, which would make Laidlaw Environmental particularly susceptible to adverse changes in its industry, the economy and the financial markets generally; and

      (e) the risks of material adverse impact on the value of the LLE Common Stock resulting from the issuance of approximately 162 million to 202 million shares of the LLE Common Stock in connection with the LLE Offer, as well as the substantial overhang from the 121 million shares of the LLE Common Stock owned by Laidlaw Inc. and the $350 million 5% convertible debenture due 2009 (the "Laidlaw Convertible Debenture") issued by LLE that may be converted at the option of Laidlaw Inc. into the LLE Common Stock at a conversion price of $3.75 per share beginning in 2002;

    (vi) the fact that LLE's commitment letter with respect to the financing of the LLE Offer is subject to numerous conditions, including the execution of definitive agreements relating to a merger and its exchange offer and the satisfactory completion of due diligence examinations; a comparison of the conditions to the LLE Offer, including the condition (the "Final Judicial Determination Condition") that LLE receive a final judicial determination (1) to the effect that Safety-Kleen is not obligated to, and may not, pay any termination fees or expenses pursuant to the Philip Merger Agreement or any incremental costs, including the cost of new severance arrangements and other expenses Safety-Kleen may incur, in connection with the Philip Merger or (2) stating the amount of such fees, expenses and costs that Safety-Kleen is required to pay, to the conditions to the Philip Merger indicated that although both the Philip Merger and the LLE Offer are subject to significant risks of non-consummation, the Final Judicial Determination Condition, unlike the conditions to the Philip Merger, is unlikely to be satisfied before mid-1998;

    (vii) the Board's disagreement, based upon an oral summary by Safety-Kleen's legal counsel of information provided to counsel by Arthur Andersen L.L.P., with LLE's Pro Forma Financial Information disclosed in the LLE Registration Statement with respect to whether it fairly allocates the purchase price and/or selects appropriate useful lives for Safety-Kleen's assets so as to comply with generally accepted accounting principles. A limited review of LLE's allocation discloses that:

      (a) LLE's Pro Forma Financial Information reflects an adjustment of $1.3 billion, writing up "certain Safety-Kleen property, plant and equipment to fair value," stated to be allocated "primarily [to] buildings, land, improvements and processing equipment". This write-up increases Safety-Kleen's net property, plant and equipment from $629.6 million to $1.9 billion and records related depreciation expense of $32.4 million, using a 40 year estimated life for the entire write-up. It appears to make little, if any, allocation to machinery and equipment, autos and trucks, and leasehold improvements; and

      (b) LLE's Pro Forma Combined Balance Sheet reflects no purchase price allocation to identifiable intangible assets, notwithstanding the fact that Safety-Kleen has significant identifiable intangible assets including a publicly disclosed total of 400,000 customers, and software.

    The Board was advised that a reasonable allocation could be made using the changes to LLE's assumptions set forth below. Such changes to LLE's allocation (which changes were based primarily on publicly available information and not on appraisals of Safety-Kleen's assets and liabilities) materially increases the loss from combined continuing operations by an amount estimated to be approximately $0.12 per share, after tax, and has a material negative impact on pro forma combined tangible net worth. Such changed assumptions (which did not include input from LLE as to its future intended use of Safety-Kleen's assets or other actions) were:

      (1) the value of Safety-Kleen's property, plant and equipment and equipment at customers is its original cost as disclosed in Safety-Kleen's 1996 Annual Financial Statements (on the assumption that appraisal would restore those depreciated assets to that level);

      (2) a value of Safety-Kleen's customer list of approximately $300 million (calculated at an approximate per customer purchase price derived from publicly available information on number of customers and price paid for customers in recent Safety-Kleen acquisitions); and

      (3) the following useful lives derived as reasonable estimates from Safety-Kleen's publicly disclosed accounting policies (adjusted to reflect the fact that property, plant and equipment is used): equipment at customers--10 years, buildings and improvements--30 years, leasehold improvements--10 years, machinery and equipment--10 years, autos and trucks--4 years, goodwill--40 years, customer lists--6 years, software--10 years.

    (viii) the uncertainty as to the completion and timing of the LLE Offer and any subsequent merger of the Offeror into Safety-Kleen, including the fact that:

      (a) the Final Judicial Determination Condition is unlikely to be satisfied before mid-1998. A preliminary hearing on this matter has been scheduled by the Federal District Court for the Northern District of Illinois for January 28, 1998; however, there can be no assurance as to the timing of any final judicial determination; and

      (b) unless LLE beneficially owns at least 90% of the outstanding Shares after consummation of the LLE Offer, (1) the subsequent merger of the Offeror into Safety-Kleen would have to be approved by Safety-Kleen shareholders at a duly called meeting held after Safety-Kleen shareholders have received a proxy statement filed with the Commission relating to such merger, and (2) if Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes (which Safety-Kleen believes it is, although the matter is not free from doubt), such merger would have to be approved by both (x) the holders of a least 80% of the outstanding Shares and (y) the holders of 66 2/3% of the outstanding Shares not held by LLE or its affiliates, unless certain fair price standards are satisfied. Since LLE has indicated its intent to offer the LLE Offer Consideration for each then outstanding Share in the subsequent merger of the Offeror into Safety-Kleen, these fair price standards would not be satisfied if the market value (as determined in accordance with the Wisconsin Statutes) of the LLE Common Stock on certain dates prior to the consummation of such merger together with the cash consideration included in the LLE Offer Consideration were less than the LLE Offer Consideration (valued in accordance with the Wisconsin Statutes). In addition, these fair price standards would not be satisfied if the market value (as determined in accordance with the Wisconsin Statutes) per Share on certain dates prior to the consummation of such merger is greater than the aggregate amount of cash consideration and the market value (as determined in accordance with the Wisconsin Statutes) of the LLE Common Stock on certain dates prior to consummation of such merger. Accordingly, if Safety-Kleen is a "resident domestic corporation" (which Safety-Kleen believes it is, although the matter is not free from doubt), there can be no assurance that LLE would obtain the required shareholder approval if the consideration paid in the subsequent merger of the Offeror into Safety-Kleen did not satisfy those fair price standards (see "Item 8. Additional Information To Be Furnished--(c) State Takeover Statues-- Fair Price Statute");

    (ix) the fact that Safety-Kleen's shareholders' exposure to the impact of environmental liabilities would increase if the LLE Offer were consummated because of differences between their respective environmental services businesses:

      (a) Safety-Kleen is in the reclamation and resource recovery part of the hazardous waste business--i.e., collection, storage and processing of hazardous wastes without underground storage;

      In contrast, LLE is in the landfills and incinerators part of the hazardous waste business--i.e., collection of hazardous waste for burning or burying in hazardous waste landfills; this sector presents greater long term liability risk since these landfills will contain hazardous waste in perpetuity;

      (b) For 230 facilities, Safety-Kleen provides financial assurance for closure and post-closure care of $76.1 million, most of which is covered on the strength of its balance sheet, and current reserves, based on its actual experience in closing its own sites, of $49.2 million for remedial cleanup work, superfund site liability, and closure activities;

      In contrast, for 85 facilities, LLE, based on its 1997 Form 10-K, is required to provide financial assurance of more than $450 million, which it cannot satisfy on the strength of its balance sheet, and must satisfy based on letters of credit, purchased insurance or guarantees from its parent, Laidlaw Inc. Notwithstanding its financial assurance obligation and its financial statement disclosure that it expects to spend $280 million on environmental liabilities, LLE has reserved only $183.1 million for environmental liabilities; and

      (c) the statements in various analysts' reports reflecting Laidlaw Inc.'s management's stated goal of deconsolidating with LLE;

    (x) the fact that if the LLE Offer and the subsequent merger of the Offeror into Safety-Kleen were consummated, Laidlaw Inc. would own between 32% and 36% of Laidlaw Environmental (without taking into account the Laidlaw Convertible Debenture) and, therefore, would be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporation transactions; and

    (xi) the fact that, at the November 5th meeting between Safety-Kleen and LLE, LLE stated its intention to move Safety-Kleen's Elgin headquarters to South Carolina and reduce Safety-Kleen's work force, and the adverse impact that would have on Safety-Kleen's employees and the surrounding communities.

  The foregoing describes all material factors considered and given weight by the Board in connection with its evaluation of the LLE Offer. In view of the variety of factors considered in connection with its evaluation of the LLE Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors. The Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  (3) Opinions of Financial Advisor.

  General. Safety-Kleen retained William Blair to act as its financial advisor in connection with Safety-Kleen's exploration of strategic alternatives for enhancing shareholder value. No limitations were imposed by the Safety-Kleen Board of Directors upon William Blair with respect to the investigations made or the procedures followed by it in rendering its opinions to the Board. William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. Safety-Kleen retained William Blair as its financial advisor on the basis of William Blair's experience and expertise in transactions similar to the Philip Merger, its reputation in the investment banking community and its existing investment banking relationship with Safety-Kleen. Edgar D. Jannotta, Sr., a Senior Director of William Blair, serves as a member of the Board of Directors of Safety-Kleen.

  Set forth below is a description, in summary form, of the principal elements of the analyses made by William Blair in arriving at its opinions. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Philip Merger and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinions. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  November 20, 1997 Opinion. At the November 20, 1997 meeting of the Safety-Kleen Board of Directors, William Blair rendered its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated November 20, 1997) that, as of such date, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received by Safety-Kleen's shareholders in the Philip Merger is fair to Safety-Kleen's shareholders from a financial point of view. The full text of William Blair's opinion to Safety-Kleen's Board of Directors dated as of November 20, 1997 is attached hereto as Annex A and is incorporated herein by reference and should be read in its entirety in connection with this Statement. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of William Blair's opinion. William Blair's opinion was addressed to the Safety-Kleen Board of Directors for the purposes of its evaluation of the Philip Merger and does not constitute a recommendation to any Safety-Kleen shareholder as to how such shareholder should vote at the special meeting of shareholders to vote on the Philip Merger.

  In connection with its opinion, William Blair reviewed a final draft of the Philip Merger Agreement, as well as certain financial and other information that was publicly available or furnished to William Blair by Safety-Kleen, Philip, Apollo and Blackstone, including certain internal financial analyses, financial forecasts, reports and other information prepared by the management of Safety-Kleen. William Blair held discussions with members of management of Safety-Kleen concerning Safety-Kleen's historical and current operations, financial condition and prospects. In addition, William Blair (i) compared the financial position and operating results of Safety-Kleen with those of publicly traded companies William Blair deemed relevant for its opinion; (ii) compared certain financial terms of the Philip Merger to certain financial terms of other selected business combinations William Blair deemed relevant for its opinion; and (iii) conducted such other financial studies, analyses and investigations and reviewed such other factors as William Blair deemed appropriate for the purposes of rendering its opinion.

  In rendering its opinion, William Blair relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources and that was provided to William Blair by Safety-Kleen. With respect to the financial projections supplied to William Blair, William Blair assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of the management of Safety-Kleen as to the future operating and financial performance of Safety-Kleen. William Blair's opinion relates to financial fairness only; no opinion is expressed as to the appropriateness of the financial structure or as to the soundness of the financial condition of Safety-Kleen subsequent to the effective time of the Philip Merger. William Blair did not assume any responsibility for making any independent evaluation of Safety-Kleen's assets or liabilities or for making any independent verification of any of the information reviewed by William Blair.

  William Blair's opinion was necessarily based on economic, market, financial and other conditions as they existed on November 20, 1997, the date of William Blair's opinion, and on the information made available to William Blair as of such date. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm William Blair's opinion. The following is a summary of the material factors considered and principal financial analyses performed by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Safety-Kleen the assumptions upon which such analyses were based, and other factors.

  Summaries of Valuation Analyses. In connection with its opinion and the presentation of its opinion to the Board of Directors of Safety-Kleen, William Blair performed certain valuation analyses, including: (i) a comparison with comparable publicly traded companies, (ii) a discounted cash flow analysis,
(iii) an analysis of certain comparable acquisitions and (iv) a premium analysis. Such analyses are summarized below.

  Analysis of Certain Publicly Traded Companies. William Blair reviewed and compared certain financial information relating to Safety-Kleen to corresponding financial information, ratios and public market multiples for ten publicly traded companies in the environmental services industry. Six of these companies are solid waste management companies (the "Solid Waste Comparables") and four are in the industrial waste management industry (the "Industrial Waste Comparables"). The Solid Waste Comparables are (i) Allied Waste Industries, Inc., (ii) Browning-Ferris Industries, Inc., (iii) USA Waste Services, Inc., (iv) Waste Management, Inc., (v) Waste Management International plc and (vi) Wheelabrator Technologies Inc. The Industrial Waste Comparables are (i) Clean Harbors, Inc., (ii) Envirosource, Inc., (iii) Laidlaw Environmental and (iv) Philip. William Blair selected these companies because they are publicly traded companies which William Blair deemed most comparable to Safety-Kleen's operations and financial condition. Although William Blair compared the trading multiples of the selected companies at the date of William Blair's opinion to the implied purchase multiples of Safety-Kleen, none of the selected companies is identical to Safety-Kleen. The per Share price calculations based on such multiples ranged from $21.61 to $29.07 per Share.

  Among the information considered were revenue, operating income ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), net income, earnings per share ("EPS"), gross profit margins, EBIT margins and net income margins, growth in revenues and net income, return on assets and equity, and capital structure. The multiples and ratios for Safety-Kleen and the comparable companies were based on the most recent publicly available financial information and on EPS estimates for 1997 and 1998 from First Call Corporation, and the closing share prices as of November 14, 1997.

  William Blair observed that the multiples of common stock share price ("Price") to EPS, as well as multiples of market value plus book value of total debt (including minority interests and preferred stock) less cash and equivalents ("Enterprise Value") to revenues, EBIT and EBITDA implied by the terms of the Philip Merger compared favorably, from Safety-Kleen's perspective, to the median of the corresponding multiples of the comparable companies. Specifically, the terms of the Philip Merger implied 1.9x latest twelve month ("LTM") revenues, 15.8x LTM EBIT and 9.4x LTM EBITDA. By comparison, the analysis of selected environmental service companies resulted in a median multiple of 1.9x for Enterprise Value to LTM revenues, 16.2x for Enterprise Value to LTM EBIT and 7.7x for Enterprise Value to LTM EBITDA. The analysis of selected environmental service companies also resulted in a median multiple of 22.8x for the Price to LTM EPS, 19.4x for Price to estimated calendar 1997 EPS and 16.7x for Price to estimated calendar 1998 EPS. The terms of the Philip Merger implied 26.3x for Price to LTM EPS, 25.5x for Price to estimated fiscal 1997 EPS and 22.3x for Price to estimated fiscal 1998 EPS.

  Discounted Cash Flow Analysis. Using a discounted cash flow ("DCF") analysis, William Blair estimated the net present value of the unleveraged free cash flows that Safety-Kleen could produce on a stand-alone basis over a five year period from 1998 to 2002. In estimating these cash flows the management of Safety-Kleen made certain assumptions about the operating performance of Safety-Kleen over the five year period. Such assumptions include assumptions regarding volume growth and pricing in Safety-Kleen's principal businesses. Over the five year period ending 2002, Safety-Kleen management projected volume growth for three of Safety-Kleen's principal businesses--North American Parts Cleaner Services, North American Industrial Waste Services and Automotive Parts Cleaner Services--to be 3.2%, 5.0% and
0.0% and annual price increases to be 5.6%, 2.7% and 1.0%, respectively. In its Oil Recovery Services business, Safety-Kleen management projected revenue to increase at a compound annual rate of 11% over the five year period ending 2002. Approximately 62% of the Oil Recovery Services growth is expected to result from increased sales of lubricating oils, primarily blended products. Also, approximately 9% of the total increase in Oil Recovery Services revenue over the same period reflects increases in base lubricating oil from $0.91 in 1998 to $1.00 by 2001. The balance of the increase reflects increases in oil collection volume and price. The estimates for cash flows are based upon the assumption that markets for the hazardous waste industry and the U.S. and international economic conditions remain relatively stable. Without limitation, these cash flow estimates assumed that certain possible changes or developments in Safety-Kleen's business, which could potentially favorably impact value, would not affect cash flow during such period. In calculating the "terminal value", William Blair assumed multiples of Enterprise Value to EBITDA ranging from 6.0x to 8.0x, which multiples William Blair believed to be appropriate for such an analysis. The annual and terminal free cash flows were discounted to determine a net present value of the unleveraged equity value of Safety-Kleen. Discount rates in a range of 10.0% to 12.0% were chosen based upon an analysis of the weighted average cost of capital of the publicly traded comparable group of companies described above. The DCF analysis indicated a valuation of the equity of Safety-Kleen of between $1.5 billion to $1.8 billion, or $25.58 to $30.35 per share. As a result, William Blair believes that the price to be paid on the Philip Merger compares favorably, from Safety-Kleen's perspective, to the values indicated by the DCF analysis.

  Comparable Acquisitions. William Blair performed an analysis of selected recent merger or acquisition transactions in the environmental services industry. The selected transactions were chosen based on William Blair's judgment that they were generally comparable, in whole or in part, to the proposed transaction. In total William Blair examined twenty transactions that were announced between September 10, 1993 and June 19, 1997 involving certain environmental services companies. The selected transactions were not intended to be representative of the entire range of possible transactions in the environmental services industry. Although William Blair compared the transaction multiples of these companies to the implied purchase multiples of Safety-Kleen, none of the selected companies is identical to Safety-Kleen.

  William Blair reviewed the consideration paid in such transactions in terms of the Enterprise Value of such transactions as a multiple of revenues, EBIT and EBITDA for the latest twelve months prior to the announcement of such transactions. Additionally, William Blair reviewed the consideration paid in such transactions in terms of the price paid for the common stock ("Equity Purchase Price") of such transactions as a multiple of net income for the twelve months prior to the announcement of such transactions. William Blair observed that the multiples of Equity Purchase Price to net income, as well as multiples of Enterprise Value to revenues, EBIT and EBITDA implied by the terms of the Philip Merger compared favorably, from Safety-Kleen's perspective, to the median of the corresponding multiples of the comparable acquisitions.

  Such analysis of the twenty acquisitions in the environmental services industry resulted in a median multiple of 1.4x for Enterprise Value to LTM revenues, 14.9x for Enterprise Value to LTM EBIT, 8.7x for Enterprise Value to LTM EBITDA and 23.3x for Equity Purchase Price to LTM net income. In contrast, the implied purchase multiples for Safety-Kleen were 1.9x for Enterprise Value to LTM revenues, 15.8x for Enterprise Value to LTM EBIT, 9.4x for Enterprise Value to LTM EBITDA and 26.3x for Equity Purchase Price to LTM net income.

  Premium Analysis. In addition to evaluating multiples paid in transactions in the environmental services industry, William Blair considered, for twenty-two industrial transactions which were announced from March 29, 1996 to September 29, 1997 and whose Enterprise Value ranged from $790.7 million to $2.8 billion, the premiums paid over each company's stock price prior to the announcement of a transaction. The median premium paid in those transactions was 45.7%, 42.8% and 28.7%, respectively, over each company's stock price one month, one week and one day before each respective announcement. In contrast, the premium paid over the price of the Shares on July 8, 1997, August 1, 1997 and August 7, 1997 or one month, one week and one day, respectively, prior to the announcement that Safety-Kleen was evaluating strategic alternatives, was 56.5%, 53.2% and 51.6%, respectively. As a result, William Blair believes that the premium paid over the price of the Shares compares favorably, from Safety-Kleen's perspective, to the values indicated by the premium analysis.

  December 20, 1997 Opinion. On December 20, 1997 the Safety-Kleen Board of Directors requested William Blair's opinion as to the superiority, from a financial point of view, of the consideration which would be received pursuant to the terms of the LLE Offer as compared with the Philip Merger. Based on the advice of Safety-Kleen's counsel, William Blair made that comparison based on their respective anticipated values from a financial point of view as of consummation.

  At the December 20, 1997 meeting of the Safety-Kleen Board of Directors, William Blair rendered its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated as of December 20, 1997) that, as of such date, and based upon and subject to the factors and assumptions set forth in such written opinion, William Blair does not have a basis for concluding that the LLE Offer is superior to the Philip Merger from a financial point of view. See clause
(i)(a) of "--(2) Reasons for The Recommendation." The full text of William Blair's opinion to the Safety-Kleen Board of Directors dated as of December 20, 1997 is attached hereto as Annex B and is incorporated herein by reference and should be read in its entirety in connection with this Statement. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of William Blair's opinion. William Blair's opinion was addressed to the Safety-Kleen Board of Directors for the purposes of its evaluation of the LLE Offer and does not constitute a recommendation to any Safety-Kleen shareholder as to how such shareholder should vote at the special meeting to vote on the Philip Merger.

  In connection with William Blair's review of the LLE Offer and the Philip Merger and the preparation of its opinion, William Blair: (a) reviewed the terms and conditions of the Philip Merger Agreement and the financial terms as set forth in the Philip Merger Agreement and the Preliminary Proxy Statement dated November 26, 1997 filed by Safety-Kleen with the Commission; (b) reviewed the terms and conditions of the LLE Offer and the financial terms as set forth in the LLE Registration Statement; (c) analyzed the historical revenue, operating earnings, net income, dividend capacity and capitalization of both LLE and certain other publicly held companies that William Blair believes to be comparable to LLE; (d) analyzed certain publicly available financial and other information relating to LLE and the unaudited pro forma combined financial information in the LLE Offer and performed a sensitivity analysis on such pro forma financial information based upon variable synergy assumptions; (f) reviewed the historical market prices and trading volume of the LLE Common Stock as well as its stock ownership and analyzed factors which could influence the trading price of the LLE Common Stock on the anticipated closing date for the LLE Offer; (g) together with Safety-Kleen's management met with Mr. Bullock, Chairman of LLE; and (h) performed such other analyses as William Blair deemed appropriate.

  William Blair's opinion with respect to the LLE Offer reflects only limited access to LLE management and no access to internal LLE projections. Upon consummation of either the Philip Merger or the LLE Offer, Safety-Kleen will pay William Blair a transaction fee. The amount of such fee increases as the consideration received by Safety-Kleen's shareholders increases.

  In rendering its opinion, William Blair assumed that the Philip Merger or the LLE Offer would be consummated on the terms described in the Philip Merger Agreement or the LLE Registration Statement, respectively, without any waiver of any material terms or conditions by Safety-Kleen and that obtaining the necessary regulatory approvals for the Philip Merger or the LLE Offer would not have an adverse effect on Safety-Kleen.

  William Blair's opinion was necessarily based on economic, market, financial and other conditions as they existed on December 20, 1997, the date of its opinion, and on the information available to William Blair as of such date. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. The following is a summary of the material factors considered and principal financial analyses performed by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board of Directors of Safety-Kleen the assumptions upon which such analyses were based.

  Factors Considered and Summary of Analyses Performed. In connection with its opinion and the presentation of its opinion to the Board of Directors of Safety-Kleen, William Blair reviewed certain factors and performed certain analyses, including: (i) a comparison of the current purported nominal value of the LLE Offer with the $27.00 per share cash consideration in the Philip Merger; (ii) an assessment of the factors which could influence the trading price of the LLE Common Stock between the time of announcement of a transaction with LLE and closing; and (iii) a discounted cash flow analysis of the value of the LLE Common Stock on a pro forma basis following an acquisition of Safety-Kleen. Such factors and analyses are reviewed below.

  Summary of LLE Offer. William Blair reviewed the LLE Offer. Pursuant to its terms, LLE and a subsidiary propose to exchange, for each outstanding Share, cash in the amount of $15.00 less termination fees and expenses, new severance agreements and other deal expenses plus that number of shares of LLE Common Stock determined by the Exchange Ratio. In soliciting materials filed with the Commission, LLE identified termination fees and expenses of $1.28 per share and severance costs of $0.86 per share. The termination fees and expenses would reduce the cash portion of the LLE Offer by $1.28, from $15.00 to $13.72 per share. Should the entire severance cost be deducted, the cash portion would be further reduced by $0.86, from $13.72 to $12.86 per share. While LLE has challenged these fees, William Blair assumed their validity for purposes of rendering its opinion. William Blair noted that the Exchange Ratio provides Safety-Kleen shareholders with LLE Common Stock with a market value of $15.00, assuming that the LLE Common Stock price for randomly selected days among the twenty trading days prior to closing of the LLE Offer averages between $4.28571 and $5.35714 per share. Should the price of the LLE Common Stock as selected for use in its Exchange Ratio be below $4.28571 at closing, the Exchange Ratio would be fixed at 3.5 shares; should the price be above $5.35714 the Exchange Ratio would be 2.8 shares. William Blair noted that on December 19, 1997, the LLE Common Stock opened below the collar at $4.13 and closed within the collar at $4.44 per share. In addition, William Blair noted that the LLE Common Stock closed below the collar on December 10, December 11, December 17 and December 18, 1997. An average stock price selected at the time of closing for the Exchange Ratio of below $4.29 would result in the stock portion of the consideration having a market value of less than $15.00 at that time. Combining the cash portion of less than $13.72 and the stock portion of $15.00, the nominal value would at most be $28.72. Assuming the termination fees and expenses are deducted from the cash portion, LLE's average stock price would have to decrease to $3.79 per share, or 14.6% below the closing price on December 19, 1997 for the LLE Offer to have a market value equal to the cash consideration of $27.00 per share in the Philip Merger; should the entire severance cost be added to the deductions from the cash portion, LLE's average share price would have to fall to $4.04 per share, or 9.0% from the closing price on December 19, 1997 for the LLE Offer to have a market value equal to the cash consideration of $27.00 per share in the Philip Merger.

  Factors which could affect LLE's share price prior to closing of the LLE Offer. William Blair advised the Safety-Kleen Board of Directors that the following factors could affect the price of the LLE Common Stock:

 1. Possible revision in financial analysts' estimates for accretion in LLE's fiscal 1998 EPS resulting from a combination of Safety-Kleen and LLE

  William Blair pointed out that research analysts as of December 17, 1997 are of the view that a LLE acquisition of Safety-Kleen would result in substantial accretion in its fiscal 1998 earnings per share ("EPS"). As of December 17, 1997, the mean estimate of nine research analysts for LLE's fiscal 1998 EPS is $0.16. During a telephonic conference with institutional investors on November 4, 1997, following its announcement of a proposal to acquire all of the outstanding Shares for a consideration per Share equal to $14 in cash and 2.4 shares of the LLE Common Stock, Mr. Bullock stated that the acquisition of Safety-Kleen would be accretive and that one analyst's estimate of a combined pro forma 1998 EPS of $0.28 was "in the ball park." This estimate indicated accretion of approximately 75% to LLE resulting from the acquisition of Safety-Kleen. The accretion was dependent on achieving annual synergies of approximately $100 million. On November 5, 1997, a research analyst from Merrill Lynch reported that the acquisition of Safety-Kleen would double his estimate to $0.30 per share.

  William Blair noted that revised expectations by research analysts concerning LLE's synergy assumption would reduce their estimates for 1998 results. William Blair performed a sensitivity analysis to determine the accretion or (dilution) to EPS which would result from various assumed levels of synergies. The table below shows the results of such analysis.

                            EPS ACCRETION (DILUTION)

                                                     Calendar Year Ended
                                                    -------------------------------------
             Annual Synergies Achieved              1998                          1999
             -------------------------              -----                         -----
             $25 million                            (34.6)%                       (23.0)%
             $50 million                            (14.7)                         (9.3)
             $75 million                              5.2                           4.5
             $100 million                            25.1                          18.3

  William Blair described the discussions regarding synergy expectations that took place on November 5, 1997 between Mr. Bullock, members of management of Safety-Kleen and their respective representatives. During that meeting, Mr. Bullock presented the components of LLE's synergy expectations as follows:

  . Internalization of Safety-Kleen waste into LLE's incineration facilities--$14 to $24 million

  . Closing of branch facilities--$37 million ($1.5 million annual savings per branch)

  . Closing of recycle centers--$12 to $15 million ($2 to $2.5 million annual savings per center)

  . Selling, general and administrative savings--the balance, which includes potential closing of Elgin facility (approximately $30 million)

  . Total synergies--$93 to $106 million

  During that meeting, Safety-Kleen management expressed significant doubt as to LLE's ability to achieve these levels of synergies, in particular the realization of cost savings through the internalization of waste streams and the closing of branch locations with resulting employee reductions which would negatively impact service to customers.

  Below are estimates prepared by Safety-Kleen management of synergies which LLE might achieve, based solely on their knowledge of Safety-Kleen's business, publicly available information regarding LLE and Safety-Kleen's meeting with Mr. Bullock.

  . Internalization of Safety-Kleen waste ($4.1 million total cost less LLE process and transportation expense of approximately 50%)--approximately $2.0 million

  . Savings from consolidation with Safety-Kleen's operating facilities ($0.2 million per branch facilities and recycling centers)--$10 million to $12 million

  . Selling, general and administrative expense savings--$14.4 million

  . Total synergies--$26.4 to $28.4 million

  For the purposes of its assessment of factors which could affect LLE's stock price, William Blair assumed, with the consent of the Board of Directors of Safety-Kleen, total synergies of $50 million. In arriving at this number, in addition to the aforementioned opinions of synergies, William Blair took into account the November 5, 1997 meeting of LLE, its financial advisor, Safety-Kleen management and William Blair. Because annual synergies of $50 million are substantially below analysts' expectations and would result in a dilutive transaction to LLE, a downward revision of analysts' expectations could have the impact of reducing LLE's share price.

 2. Pro forma financial statements

  The LLE Registration Statement contains unaudited pro forma combined financial information. William Blair reviewed the basis of presentation of these financial statements. Among other things, William Blair noted that LLE (based on its estimate of fair value) has allocated $1.9 billion of the proposed purchase price to property, plant and equipment carried on Safety-Kleen's books, net of depreciation, at $629 million. For accounting presentation purposes, LLE depreciates such assets over a 40 year period, resulting in an annual depreciation charge of $32.3 million. William Blair noted that LLE depreciates buildings over periods of between 20 and 40 years and machinery over periods of between 5 and 30 years. If LLE had prepared its pro forma financial statements on a basis consistent with its historical reporting methodologies, and were to change the depreciation period from 40 to 20 years, pretax income would decrease by $32.3 million. While William Blair noted this in its presentation to the Board, it did not reflect this change in any of its analyses.

 3. Possible price/earnings multiple contraction in LLE Common Stock prior to closing

  William Blair reviewed and compared certain financial information relating to LLE and Safety-Kleen to corresponding financial information, ratios and public market multiples for nine publicly traded companies in the environmental services industry. Taken as a whole, this is the same group of comparable companies listed under

"--November 20, 1997 Opinion" above. Although William Blair compared the trading multiples of the selected companies as of December 17, 1997 to LLE, none of the selected companies is identical to Safety-Kleen or the LLE Common Stock. William Blair observed the LLE Common Stock currently trades at very high EPS and EBITDA multiples relative to its peer group of comparable companies as well as its expected earnings growth rate. At December 17, 1997, LLE's stock price is trading at approximately 23.3x calendar 1998 EPS and 16.5x LTM EBITDA (the EBITDA figures used for this calculation include the pro forma results of Rollins Environmental Services) which represents a premium to the industry median of approximately 38% for EPS, and 87% for LTM EBITDA. William Blair pointed out that assuming $50 million of annual synergies, $1.28 of deductions from the cash portion of the LLE Offer and a LLE share price within the collar, the value of the LLE Offer applying the LLE multiple would be $28.72. But if Safety-Kleen's multiple, the industry median multiple or the S&P 500 multiple were used, the value to Safety-Kleen shareholders would be $22.41, $23.78 and $26.39, respectively.

  Additionally, LLE's calendar 1998 P/E ratio is at 1.6x its expected EPS long-term growth rate of 15%, compared to the industry, which has a 1998 P/E ratio to growth rate of 1.2x. William Blair noted that Safety-Kleen's operating characteristics and growth prospects would be a major component of a pro forma combined entity. As indicated in the unaudited pro forma combination analysis for the year ended August 31, 1997 provided by LLE in the LLE Registration Statement, Safety-Kleen's operations provided 51.9% of the combined revenue and 102.7% of the combined operating income (before the restructuring charge taken by LLE related to the acquisition of Rollins in the amount of $331.7 million). William Blair also noted that estimated growth in earnings per share reported by First Call for the 1999 calendar year for LLE and Safety-Kleen were 22.2% and 12.4%, respectively. William Blair pointed out that after a potential combination with Safety-Kleen, it was unlikely that LLE would be able to retain its multiples given the contribution of the growth characteristics of Safety-Kleen's business to the combined entity.

 4. Trading Characteristics of the LLE Common Stock

  William Blair noted that for any Exchange Ratio for average LLE Common Stock prices within the collar, Safety-Kleen shareholders would receive LLE Common Stock with a value at closing of approximately $870 million. William Blair compared this with the common stock's historical trading characteristics of the LLE Common Stock. Between February 7, 1997 and December 17, 1997, approximately
29.2 million shares traded representing approximately $117 million in total dollar volume as compared with the $870 million proposed to be issued to Safety-Kleen shareholders. The weighted average trading price for the LLE Common Stock during this period is $4.01 per share. During this same period, LLE's daily stock trading volume was less than 135,000 shares, or $0.5 million in dollar volume. William Blair expressed concern as to the ability of the market for the pro forma combined entity to absorb the shares that would be issued to Safety-Kleen shareholders in the LLE Offer.

  William Blair contrasted the $27.00 all cash offer of the Philip Merger with the stock component of the LLE Offer and pointed out that the value of the LLE Common Stock would be affected, up or down, by market conditions. On October 27, 1997, when the Dow Jones Industrial Average fell 554 points, or 7.2%, the LLE Common Stock dropped 13.8%.

  Safety-Kleen shareholders are affected by a substantial overhang from the 121 million shares owned by Laidlaw Inc., constituting approximately 67.4% of LLE's outstanding shares. In addition, Laidlaw Inc. holds a $350 million 5% subordinated convertible pay-in-kind debenture which becomes convertible into 93 million shares of the LLE Common Stock in 2002. Laidlaw Inc. has been divesting itself of environmental assets since Mr. Bullock became its Chief Executive Officer in 1993. Laidlaw Inc. management has a stated goal of wanting to deconsolidate LLE and make it easier to potentially exit its LLE investment by increasing the float. The sale by Laidlaw Inc. of a sizable block of its stock could be detrimental to the trading value of the LLE Common Stock.

  William Blair compared the institutional holdings of LLE and Safety-Kleen, respectively. Based on Schedule 13-F filings, as of September 30, 1997, LLE's 25 largest institutional holders represented approximately

14% of its total market capitalization (based on December 16, 1997 share prices), and approximately 40% of LLE's total public float. This compares to 53% of Safety-Kleen's total market capitalization which is held by its 25 largest institutional holders as of September 30, 1997. William Blair also pointed out during the December 20, 1997 Board meeting that there is little overlap in institutional ownership for the LLE Common Stock in Safety-Kleen's common stock. Safety-Kleen's institutional holders may assess ownership of the common stock of the pro forma combined entity differently from ownership of Safety-Kleen common stock, given their different investment characteristics, including leverage, environmental risk, management, valuation and operations.

  William Blair compared certain differences in operating, financial and other characteristics between the ownership in Safety-Kleen common stock and common stock of the pro forma combined entity. William Blair pointed out that LLE has substantial assets in hazardous waste and incineration operations and that different environmental risk could be attached to such operations as contrasted to Safety-Kleen's operations. William Blair noted that in contrast to Safety-Kleen, LLE does not pay a dividend. Furthermore, upon closing, the pro forma combined entity, would have debt of approximately $2.1 billion as opposed to Safety-Kleen's $246.1 million. Total debt to total capitalization would increase from 33.2% for Safety-Kleen to 64.0% for the pro forma combined entity. The ratio of calendar 1998 EBITDA to interest expense for Safety-Kleen is 12.2x compared to 2.9x for the pro forma combined entity assuming $50 million of synergies. These factors could lead current Safety-Kleen shareholders to either (i) sell the LLE Common Stock received in a transaction, potentially affecting the price of that stock around the time of closing, (ii) short the LLE Common Stock in advance of closing in order to hedge their prospective position in the LLE Common Stock; and/or (iii) convey a desire to sell the LLE Common Stock after closing, and thereby create a potential market overhang.

  Discounted Cash Flow Analysis. Using a discounted cash flow ("DCF") analysis, William Blair estimated the net present value of the unleveraged free cash flows that LLE and Safety-Kleen could produce on a combined basis over a five year period from 1998 to 2002. From this analysis William Blair derived an intrinsic value for the combined entity as of the anticipated closing date. The cash flows were based on the aforementioned projections prepared by Safety-Kleen's management for Safety-Kleen on a stand-alone basis combined with (i) estimates for LLE's cash flow for fiscal 1998 and 1999 as contained in a research report dated September 25, 1997 prepared by Raymond James & Associates ("Raymond James"), arithmetically adjusted by William Blair to approximate a calendar year and (ii) estimates for LLE's cash flow for the calendar years 2000, 2001 and 2002 prepared by William Blair by applying growth, margin and capital requirement assumptions contained in the Raymond James report for the fiscal 1999 year. For the reasons previously described, William Blair assumed annual synergies achieved of $50 million. In calculating the terminal value, William Blair assumed multiples of enterprise value to EBITDA ranging from 6.0x to 8.0x which multiples William Blair believed to be appropriate for such an analysis. The annual free cash flows and terminal values were discounted to determine a net present value of the unleveraged equity value of the pro forma combined entity. Discount rates in a range of 10.0% to 12.0% were chosen based upon an analysis of the weighted average cost of capital of the publicly traded comparable group of companies described above. The DCF analysis indicated an intrinsic value of the pro forma combined entity of between $1.3 billion and $1.8 billion, or $3.29 to $4.65 per share.

  However, William Blair pointed out that the intrinsic value as derived in a DCF analysis represents a value which assumes 100% control of the cash flows. An owner of a single share, or a minority position, of a publicly traded stock does not control the cash flow of that entity. Given that public shareholder ownership is a non-control position, the intrinsic value normally exceeds public prices by an amount described by William Blair as a "control premium." William Blair referred to its premium analysis as described above in "-- November 20, 1997 Opinion", in which William Blair considered, for 22 industrial transactions which were announced from March 29, 1996 to September 29, 1997 and whose enterprise value ranged from $790.7 million to $2.8 billion, the premiums paid in such transactions over each company's stock price prior to the announcement of a transaction. The median premium paid in those transactions was 45.7%, 42.8% and 28.7%, respectively, over each company's stock price one month, one week and one day before each respective announcement. In order to compare the intrinsic value per share with the market price of the LLE Common Stock, William Blair selected a control premium of 25%. William Blair believes that 25% is an appropriate control premium because it is less than the median premiums in the 22 industrial transactions, and therefore a conservative discount from the low and high intrinsic value per share of the pro forma combined entity. William Blair compared the aforementioned intrinsic values of $3.29 to $4.65 per share (as discounted for such control premium to $2.63 to $3.72 per share) with the collar contained in the LLE Offer and with the $3.79 to $4.04 range of values per share for the LLE Common Stock required to cause the LLE transaction to be equivalent to the Philip Merger, from a financial point of view. William Blair noted that the range of discounted intrinsic value of shares of the pro forma combined entity is below the values necessary to result in the consideration in the LLE transaction equalling the consideration in the Philip Merger.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Safety-Kleen retained the services of William Blair pursuant to a letter agreement (the "William Blair Letter Agreement") dated August 8, 1997, to render certain financial advisory and investment banking services in connection with Safety-Kleen's analysis of strategic options including a possible business combination (through tender offer, merger, sale or exchange of stock, sale of all or a substantial part of its assets or otherwise) of Safety-Kleen with another party (the "Possible Transaction"). In exchange for the services provided, Safety-Kleen agreed to pay William Blair a quarterly retainer fee of $25,000, payable in advance (with the first installment due upon execution of the William Blair Engagement Letter), and an opinion fee of $300,000, payable in the event Blair renders a fairness opinion or advises the Board of Directors that it is unable to render such an opinion. In addition, Safety-Kleen agreed to pay William Blair an additional fee (subject to a credit of the retainer fee and opinion fee) equal to 0.5% of the Total Consideration (as defined in the William Blair Engagement Letter) received by Safety-Kleen and its shareholders as a result of the consummation of any Possible Transaction. The William Blair Engagement Letter also provides that Safety-Kleen shall reimburse William Blair for all itemized out-of-pocket expenses (including reasonable fees and expenses of William Blair's counsel and any other independent experts retained by William Blair) reasonably incurred by William Blair in connection with its engagement by Safety-Kleen. Safety-Kleen and William Blair also entered into a separate letter agreement, dated August 8, 1977, whereby Safety-Kleen agreed to indemnify William Blair against certain liabilities in connection with William Blair's engagement under the William Blair Engagement Letter.

  William Blair rendered a written opinion to the Board dated November 20, 1997 that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by Safety-Kleen's shareholders in the Philip Merger was fair to Safety-Kleen's shareholders from a financial point of view.

  William Blair has provided certain investment banking services to Safety-Kleen from time to time which William Blair has received customary compensation. Mr. Edgar D. Janotta, a director of Safety-Kleen, is a Senior Director of William Blair. In the ordinary course of its business, William Blair and its affiliates may actively trade the debt and equity securities of both Safety-Kleen and LLE for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Pursuant to a letter agreement dated August 19, 1997 (the "CSFB Engagement Letter"), between Credit Suisse First Boston Corporation ("CSFB") and Safety-Kleen, Safety-Kleen retained CSFB to meet with the Board of Directors to discuss its analysis of a potential Sale of Safety-Kleen (as defined in the CSFB Engagement Letter) and the Sale process and to perform such other financial advisory services in connection with a potential Sale as Safety-Kleen may reasonably request. The CSFB Engagement Letter provides for the payment to CSFB of a financial advisory fee of $250,000, payable upon the execution of the CSFB Engagement Letter, and a transaction fee of $1,000,000, payable upon the closing of a Sale of Safety-Kleen. Safety-Kleen also agreed to reimburse CSFB for CSFB's reasonable out-of-pocket expenses, including the fees and expenses of CSFB's legal counsel. In addition, Safety-Kleen agreed to indemnify CSFB against certain liabilities, including liabilities arising under federal securities laws.

  CSFB has provided certain investment banking services to Safety-Kleen from time to time for which CSFB has received customary compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both Safety-Kleen and LLE for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Safety-Kleen has retained Chase Mellon Shareholder Services to distribute information (including this Statement on Schedule 14D-9) on behalf of Safety-Kleen in connection with the LLE Offer and related matters. Safety-Kleen has also retained Hill & Knowlton as public relations advisor in connection with the LLE Offer and related matters. Such firms will receive customary compensation for services rendered and also will be reimbursed for their out-of-pocket expenses.

  Except as set forth above, neither Safety-Kleen nor any person acting on its behalf has employed, retained or compensated any persons to make solicitations or recommendations to shareholders with respect to the LLE Offer.

  ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best knowledge of Safety-Kleen, no transactions in the Common Stock have been effected during the past 60 days by Safety-Kleen or any executive officer, director, affiliate or subsidiary of Safety-Kleen.

  (b) To the best knowledge of Safety-Kleen, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the LLE Offer, any Shares which are held of record or are beneficially owned by such persons or to otherwise sell any such Shares.

  ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Other than as set forth or referenced in Items 3(b) or 4, no negotiation is being undertaken or is underway by Safety-Kleen in response to the LLE Offer which relates to or would result in:

    (1) an extraordinary transaction such as a merger or reorganization, involving Safety-Kleen or any subsidiary of Safety-Kleen;

    (2) a purchase, sale or transfer of a material amount of assets by Safety-Kleen or any subsidiary of Safety-Kleen;

    (3) a tender offer for or other acquisition of securities by or of Safety-Kleen; or

    (4) any material change in the present capitalization or dividend policy of Safety-Kleen.

  (b) Except as described above, in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the LLE Offer which relate or would result in one or more of the matters referred to in
Item 7(a).

  ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Rights Agreement. Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one Share at a price of $73.00 per Share, subject to adjustment. On the earlier of (i) the tenth day following public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by action of Safety-Kleen's Board of Directors prior to the time any person becomes an Acquiring Person) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 20% or more of such outstanding Shares (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Shares. In the event that a person becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person (which will be void), will thereafter have the right to receive, upon exercise of a Right, that number of Shares having a market value of two times the exercise price of the Right. In addition, if Safety-Kleen is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the

Right, that number of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $.67 per Right at any time prior to a person or group becoming an Acquiring Person.

  At a meeting held on November 14, 1997, the Board resolved that, for purposes of the LLE Offer, the Distribution Date shall not occur until the earlier of
(i) the "Close of Business" (as defined in the Rights Agreement) on the tenth day after the Shares Acquisition Date (as defined in the Rights Agreement) and
(ii) the Close of Business on such date on or after November 19, 1997 as may be determined by the Board of Directors of Safety-Kleen before any Person becomes an Acquiring Person. As a result of such action, the commencement of the LLE Offer will not, in and of itself, result in the occurrence of a Distribution Date.

  On November 20, 1997, in connection with the execution and delivery of the Philip Merger Agreement and the transactions contemplated thereby, the Board authorized the execution and delivery of a Second Amendment, dated as of November 20, 1997 (the "Second Amendment"), to the Rights Agreement. The Second Amendment provides, among other things, that the execution, delivery and performance of the Philip Merger Agreement will not (i) cause SK Parent, SK Acquisition or any of their respective affiliates or associates to become an Acquiring Person, (ii) give rise to a Distribution Date or (iii) trigger certain other events specified in the Rights Agreement.

  The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the amendments thereto which are filed as exhibits to the Safety-Kleen's Form 8-A dated December 28, 1988, Safety-Kleen's Form 8 dated as of August 10, 1990 and the Form 8-A/A dated November 20, 1997, each as filed with the Commission.

  (b) Shareholder Litigation.

  Between November 4 and 12, 1997, and on December 5, 1997, putative class actions were filed against Safety-Kleen and its directors in the Circuit Court of Cook County, Illinois, entitled William Steiner V. Donald W. Brinckman, Et Al., No. 97 Ch 14053; Josh Kaplan V. Donald W. Brinckman, Et Al., No. 97 Ch 14097; Robin Fernhoff V. Safety Kleen Corp., Et Al., No. 97 Ch 14195; Larry Hanon V. Safety Kleen Corp., Et Al., No. 97 Ch 14113; Epstein Family Trust, Et Al. V. Safety Kleen Corp., Et Al. No. 97 Ch 14379; Gershon Knoll V. Richard T. Farmer, Et Al, No. 97 CH 14111; and David Steinberg, Et Al. V. Safety-Kleen Corp., Et Al., No. 97 Ch 15551 (collectively, the "Shareholder Actions"). In general, the complaints in the Shareholder Actions allege, among other things, that the director defendants (i) have refused to seriously consider the LLE's offer, and have failed to maximize stockholder value by entertaining offers to purchase Safety-Kleen, (ii) have breached their fiduciary and other common law duties due to plaintiff and other class members in that they have not exercised, and are not exercising, independent business judgment and (iii) are acting to entrench themselves in their offices and positions and maintain their salaries and prerequisites, all at the expense and to the detriment of the public shareholders of Safety-Kleen. As relief, the complaints seek, among other things: (i) a declaration that the action be certified as a proper class action; (ii) injunctive relief requiring that the director defendants carry out their fiduciary duties to plaintiff and other members of the class by announcing their intention to, among other things, cooperate fully with any entity or person, including LLE, having a bona fide interest in proposing any transaction that would maximize stockholder value; and (iii) damages, costs, and attorneys' fees. Safety-Kleen believes that the allegations contained in the complaints are without merit and, if the plaintiffs elect to proceed with their actions, intends to contest the actions vigorously on behalf of itself and the Board of Directors.

  On December 5, 1997, all of the Shareholder Actions, other than the action filed on December 5th were consolidated into a single action.

  Copies of each of the Shareholder Actions are filed as Exhibits 15 through 21 and incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibits.

  (c) State Takeover Statutes. As a Wisconsin corporation, Safety-Kleen is subject to the provisions of the Wisconsin Statutes affecting "business combinations" (as defined in the Wisconsin Statutes) and other transactions between corporations and their shareholders. In addition, Chapter 552 of the Wisconsin Statutes provides further anti-takeover protection for certain Wisconsin-based corporations.

  Business Combination Statute. Sections 180.1140 to 180.1144 of the Wisconsin Statutes (the "Wisconsin Business Combination Statute") regulate a broad range of "business combinations" between a Wisconsin resident domestic corporation (which Safety-Kleen believes it is, although the matter is not free from doubt) and an "interested stockholder" (which LLE would be if it consummated the LLE Offer). The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5%, 10% of its earning power, or issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. A "resident domestic corporation" is generally defined as a domestic corporation that satisfies any of the following: (i) its principal offices are located in Wisconsin; (ii) it has significant business operations located in Wisconsin; (iii) more than 10% of the holders of record of its shares are residents of Wisconsin; or (iv) more than 10% of its shares are held of record by residents of Wisconsin. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.

  Fair Price Statute. Sections 180.1130 to 180.1132 of the Wisconsin Statutes provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" (which LLE would be if it consummated the LLE Offer) and a resident domestic corporation (which Safety-Kleen believes it is, although the matter is not free from doubt) are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of a corporation or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Such business combination must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder that is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (i) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination; (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled; and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

  Control Share Statute. Under Section 180.1150 (the "Wisconsin Control Share Statute") of the Wisconsin Statutes, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation (which Safety-Kleen believes it is, although the matter is not free from doubt) held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares, unless the articles of incorporation otherwise provide. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

  Defensive Action Statute. Section 180.1134 (the "Wisconsin Defensive Action Restrictions") of the Wisconsin Statutes provides that in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation the approval of the holders of a majority of the shares entitled to vote is required before such a corporation can take certain action while a takeover offer is being made or after the takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to
(i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares; or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless in the case of this clause (ii) the corporation has at least three independent directors and a majority of the independent directors vote to opt out of this provision.

  Corporate Takeover Statute. In addition to the Wisconsin Corporation Law, Chapter 552 of the Wisconsin Statutes (the "Wisconsin Corporate Takeover Law") regulates a broad range of "takeover offers" (as defined in the Wisconsin Corporate Takeover Law). The Wisconsin Corporate Takeover Law makes it unlawful for any person to make a takeover offer involving a target company in Wisconsin, or to acquire any equity securities of a target company pursuant to the offer, unless a registration statement has been filed with the Wisconsin commissioner of securities 10 days prior to the commencement of the takeover offer or such takeover offer is exempted by rule or order of the commissioner. However, the foregoing registration requirement applies only to a target company that: (i) does not have any of its securities registered under Section 12 of the Securities Exchange Act of 1934, as amended; (ii) has at least 51% of its registered securities held of record by residents of Wisconsin; or (iii) has at least 33% of its registered securities held of record by residents of Wisconsin, has its principal office in Wisconsin and its business or operations have a substantial economic effect in Wisconsin. Although Safety-Kleen is a "target company" for purposes of the Wisconsin Corporate Takeover Law, Safety-Kleen does not satisfy the foregoing conditions. The Wisconsin Corporate Takeover Law also imposes certain reporting and filing requirements on persons making a takeover offer, imposes certain substantive requirements on the terms of any takeover offer and makes unlawful certain fraudulent and deceptive practices, all of which provisions may be applicable to the LLE Offer.

  (d) Regulatory Filing. On December 11, 1997, Safety-Kleen filed its Notification and Report Form with respect to the LLE Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). LLE filed a Notification and Report Form with respect to the LLE Offer on November 26, 1997. Under the provisions of the HSR Act applicable to the LLE Offer, the purchase of shares pursuant to the LLE Offer may not be consummated until the expiration of a 30-calendar day waiting period following the LLE filing under such HSR Act. Accordingly, assuming the filing made by LLE was not deficient, the waiting period with respect to the LLE Offer would have expired at 11:59 p.m., New York City time, on December 26, 1997, except that Laidlaw Inc., the parent of LLE, and Safety-Kleen have received a request for additional information from the Antitrust Division. The result of this second request is that the waiting period is extended until 20 calendar days after the requested material has been provided by Laidlaw Inc. to the Antitrust Division, unless the Division terminates the waiting period prior thereto. A similar request for additional information has been received with respect to the Philip Merger, with respect to which the waiting period will expire 20 calender days after the requested material has been provided by Safety-Kleen, Philip, Apollo and Blackstone to the Antitrust Division, unless the Division terminates the waiting period prior thereto. Safety-Kleen cannot predict the expiration date of such waiting periods.

                        FORWARD-LOOKING STATEMENTS

  Certain information contained in this Statement regarding matters that are not historical facts, including any statements, forecasts, projections and descriptions of anticipated synergies or other effects of the Philip Merger or the LLE Offer, are forward-looking statements. When used in this Statement, the words "believes," "anticipates," "may," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions, including those identified below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations and changes in the way environmental laws and regulations are interpreted and enforced; general business conditions, such as the level of competition, changes in demand for Safety-Kleen's services and the strength of the economy in general; prices for petroleum based products; changes in control of Safety-Kleen; the difficulties of predicting synergies from the integration of businesses following a change of control; changes in management; and the occurrence of natural disasters and other occurrences beyond the control of Safety-Kleen. These and other factors are discussed in this Statement, Safety-Kleen's Annual Report on Form 10-K and other documents Safety-Kleen has filed with the Commission. Safety-Kleen undertakes no obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments, except as may be required in periodic filings with the Commission under the Securities Exchange Act of 1934, as amended.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Except as noted below, the following Exhibits have been previously filed in connection with this Statement:

 EXHIBIT NO.                          DESCRIPTION
 ----------- ------------------------------------------------------------
 Exhibit 1   Excerpts from Safety-Kleen's Proxy Statement, dated March
             28, 1997, relating to Safety-Kleen's 1997 Annual Meeting of
             Shareholders.
 Exhibit 2   Share Ownership of Certain Beneficial Owners and Management
             (refiled herewith).
 Exhibit 3   Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and
             Safety-Kleen Corp.
 Exhibit 4   Form of Change of Control Severance Agreement.
 Exhibit 5*  Letter to Shareholders of Safety-Kleen, dated January 6,
             1998.
 Exhibit 6   Press Release issued by Safety-Kleen Corp., dated December
             22, 1997.
 Exhibit 7   Text of September 24, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 8   Text of November 4, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 9   Text of November 13, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 10  Complaint filed by Safety-Kleen Corp. v. Laidlaw
             Environmental Services, Inc. (dated November 17, 1997,
             United States District Court for the Northern District of
             Illinois Eastern Division).
 Exhibit 11* Opinion of William Blair & Company L.L.C., dated November
             20, 1997.
 Exhibit 12  Text of November 20, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 13  Verified Answer, Affirmative Defenses, and Counterclaim
             filed by Laidlaw Environmental Services, Inc. v. Safety-
             Kleen Corp., et al. (dated November 24, 1997, United States
             District Court for the Northern District of Illinois Eastern
             Division).
 Exhibit 14* Opinion of William Blair & Company L.L.C., dated December
             20, 1997.
 Exhibit 15  Complaint filed by William Steiner against Donald W.
             Brinckman, et al. (dated November 4, 1997, Circuit Court of
             Cook County, Illinois County Department, Chancery Division).
 Exhibit 16  Complaint filed by Josh Kaplan against Donald W. Brinckman, et al. (dated November 5, 1997, Circuit Court of Cook
             County, Illinois County Department, Chancery Division).
 Exhibit 17  Complaint filed by Gershon Knoll against Richard T. Farmer, et al. (dated November 5, 1997, Circuit Court of Cook
             County, Illinois County Department, Chancery Division).
 Exhibit 18  Complaint filed by Larry Hanon against Safety-Kleen Corp., et al., (dated November 5, 1997, Circuit Court of Cook
             County, Illinois County Department, Chancery Division).
 Exhibit 19  Complaint filed by Robin Fernhoff against Safety-Kleen
             Corp., et al. (dated November 6, 1997, Circuit Court of Cook
             County, Illinois County Department, Chancery Division).
 Exhibit 20  Complaint filed by Epstein Family Trust against Safety-Kleen
             Corp., et al. (dated November 12, 1997, Circuit Court of
             Cook County, Illinois County Department, Chancery Division).
 Exhibit 21  Complaint filed by David Steinberg against Safety-Kleen
             Corp., et al. (dated December 5, 1997, Circuit Court of Cook
             County, Illinois County Department, Chancery Division).

--------

  *Included in copies mailed to shareholders and refiled herewith.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Safety-Kleen Corp.

                                            /s/ Donald W. Brinckman
                                          By: _________________________________
                                            Name: Donald W. Brinckman
                                            Title: Chairman and Chief
                                             Executive Officer

Dated: January 6, 1998